Exhibit 99.1

2019 INTERNATIONAL GENERAL INSURANCE HOLDINGS LIMITED ANNUAL REPORT & ACCOUNTS

2 01 9 ANNUAL REPORT & ACCOUNTS INTERN A TIONAL GENERAL INSURANCE HOLDINGS LIMITED 1,483ft HIGH 88 FLOORS 38 ELEVATORS EACH TOWER PETRONAS TOWERS

KUALA LUMPUR TOWER 1,381ft HIGH TELECOMMUNICATIONS TOWER

On March 18, 2020, IGI began trading on the Nasdaq Capital Market under the symbol IGIC AM Best upgraded our financial strength rating (FSR) to A / Stable. S&P Global Ratings reaffirmed our FSR rating at A - / Stable 2019 ANNUAL REPORT & ACCOUNTS

CONTENTS ABOUT US 1 BOARD OF DIRECTORS 3 LETTE R FROM TH E 5 CHAIRMAN FINANCIAL HIGHLIGHTS 9 FINANCIAL STATEMENTS 11 & ACCOUNTS NASDAQ WAS THE WORLD’S FIRST ELECTRONIC STOCK MARKET, AND REMAINS THE SECOND LARGEST STOCK EXCHANGE, WITH IN EXCESS OF $10 trillion IN MARKET CAPITALIZATION AND MORE THAN 3,500 LISTINGS FORWARD LOOKING STATEMENTS DISCLOSURE This Annual Report 2019 contains certain statements that are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to IGI’s operations and business environment, all of which are difficult to predict and many of which are beyond IGI’s control. Forward - looking statements include information concerning IGI’s possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “will,” “expect,” “believe,” “continue,” “strategy,” “outlook” and similar expressions. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and may differ materially from actual future experience. For a more detailed discussion of such risks and uncertainties, see IGI’s annual report on Form 20 - F for the year ended December 31, 2019, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. IGI undertakes no obligation to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

International General Insurance Holdings Limited
Annual Report & Accounts 2019

ABOUT US

We are an international specialty insurance and reinsurance group, registered in Bermuda and listed on Nasdaq Capital Markets under the symbol "IGIC".

Established in 2001, we underwrite a diverse portfolio of specialty lines worldwide, adhering to a careful and disciplined underwriting strategy that is underpinned by deep technical expertise, strong client relationships, and an ability to quickly adapt to changing market conditions. We maintain our operational headquarters in Amman, Jordan, with offices in London, Dubai, Casablanca, and Kuala Lumpur. With our strong market position and reputation as an expert in niche businesses in our core geographies, we strive to deliver outstanding levels of service to clients and brokers.

OFFICE LOCATIONS

1. BERMUDA
44 Church Street
Hamilton HM 12
Bermuda

2. CASABLANCA
32-42, Bd Abdelmoumen
Residence Walili 25
4th Floor P.O. Box 20000
Casablanca
Morocco

3. LONDON
15-18 Lime Street
London EC3M 7AN
England

4. AMMAN
74 Abdel Hamid Sharaf St.
P.O. Box 941428
Amman 11194
Jordan

5. DUBAI
Office 606, Level 6, Tower 1
Al Fattan Currency House
Dubai International
Financial Centre
P.O. Box 506646, Dubai
United Arab Emirates

6. LABUAN
Level 1, LOT 7, Block F
Saguking Commercial
Building
Jalan Patau – Patau
87000 Labuan
Malaysia

7. KUALA LUMPUR
29th Floor, Menara TA One
Jalan P Ramlee 50250
Kuala Lumpur
Malaysia


3
1
2
4
5
7
6

1

International General Insurance Holdings Limited
Annual Report & Accounts 2019

Treaty Reinsurance
General Aviation
Ports & Terminals
Political Violence
Property
Forestry

Engineering & Construction
Upstream Energy
Downstream Energy
Oil & Gas
Power & Renewables

Financial Institutions
Professional Indemnity
Directors & Officers Liability
Warranty & Indemnity
Legal Expenses

Surety Bonds
Intellectual Property
Marine Liability
Marine Trades

BUSINESS LINES

General Third Party Liability
Inherent Defects


EMPIRE STATE BUILDING
1,454ft
HIGH
102
FLOORS
73
ELEVATORS

2

3 International General Insurance Holdings Limited Annual Report & Accounts 2019 MOHAMMAD ABU GHAZALEH Chairman (Chairman and CEO, Fresh Del Monte Produce Inc. – Miami) WASEF JABSHEH CEO & Vice Chairman KHALIFA AL MULHEM Director (Chairman, National Polypropylene Company Limited – Saudi Arabia) DAVID KING Director (Non - Executive Director of the Board of Directors of Forex Capital Markets Limited) DAVID ANTHONY Director HANI JABSHEH Director (Co - founder Albawaba.com) ANWAR AL JABRI Director (CEO Jabreen Capital – Oman) BOARD OF DIRECTORS International General Insurance Holdings Limited (Dubai)

4 International General Insurance Holdings Limited Annual Report & Accounts 2019 WASEF JABSHEH Chairman (CEO, International General Insurance Holdings Ltd.) DAVID ANTHONY Independent Director MICHAEL GRAY Independent Director WALEED JABSHEH Director (President, International General Insurance Holdings Ltd.) DAVID KING Independent Director WANDA MWAURA Independent Director ANDREW POOLE Director BOARD OF DIRECTORS International General Insurance Holdings Ltd. (Bermuda) (as of March 17, 2020)* * On March 17, 2020, International General Insurance Holdings Limited and Tiberius Acquisition Corporation, a U.S. - based special purpose acquisition company, successfully consummated a Business Combination between the two companies pursuant to a business combination agreement dated October 10, 2019. As a result of the Business Combination, the Dubai - registered International General Insurance Holdings Limited became a wholly - owned subsidiary of the new public company, registered in Bermuda, named International General Insurance Holdings Ltd.

5 International General Insurance Holdings Limited Annual Report & Accounts 2019 At IGI, our working life was upended virtually overnight. In rapid succession, each of our five offices closed and our people were sent home. But our operations have continued uninterrupted as we efficiently and effectively activated our business continuity plans across our group of companies, prioritizing the health, safety and well - being of all our people first, while continuing to seamlessly serve our customers and other stakeholders. For all of us, the uncertainty of the past few months is likely to prevail for some time, making 2020 – our first year as a U.S. publicly traded company with a new set of stakeholders – a uniquely challenging year. Having said that, I have never been more confident that IGI will continue to prosper and grow with the same values that have made us successful from the beginning. IGI has been built on a foundation of discipline, hard work, focus, ingenuity, and most importantly, integrity. Our 18 - year history and track record of growth, consistently solid results, and strong shareholder value creation speaks to who we are, how we do business, and how we treat people. This applies not only to our employees, but also our customers, our shareholders, and all our stakeholders. 2019 was in many ways a pivotal year for us as we refined and strengthened our operating model to make us ever more efficient, more nimble, and more resilient in an increasingly uncertain world. 2019 was also the year during which we moved on the decision to become a public company. This is something we have considered for several years as part of our strategy to accelerate growth, increase liquidity, more efficiently access capital, and enhance our global reputation. In October 2019, after several months of discussion and analysis, we entered into a business combination agreement with Tiberius Acquisition Corporation, a U.S. - based publicly traded special purpose acquisition company listed on the Nasdaq Capital Markets. On March 17, 2020, after months of work and preparation, IGI successfully became a public company, and on March 18, 2020 began trading on Nasdaq. This was a transformational step for IGI, and it strengthened our capital position and our access to capital should we need it – all of which are ever more important as we navigate the present challenging global environment. As the founder of IGI, I am particularly proud of what we have achieved in the last year, while maintaining the values and principles that have made IGI successful from the beginning. I am excited and confident about our shared future. We will continue to strive, as we always have, to be a strong, reliable, and trusted partner for all of our stakeholders. 2019 FINANCIAL RESULTS Our results for 2019 were solid and reflect IGI’s ability to quickly take advantage of hardening market conditions. We increased our gross written premiums by 15.8% to $349.3 million in 2019. The growth in our portfolio was the result of a number of factors including new business generated – particularly in our long - tail lines where pricing continues to be strong – improved renewal pricing, and further refinement of our existing business, all resulting from hardening markets and judicious underwriting. The combined ratio of 94.1% for 2019 reflects a higher level of attritional losses in certain lines, a smaller benefit from prior year favourable reserve development across our short - tail portfolio, and the increased proportion of long - tail business, specifically U.K. financial and professional lines business. In 2019, we increased our gross written premiums by 15.8% to $349.3 million LETTER FROM THE CHAIRMAN As I write to you, we are in the midst of one of the worst global disasters of our time. Over the past few months, we have seen the COVID - 19 pandemic wreak havoc on our daily lives as governments, national health systems, and businesses across the world implement strategies and procedures to contain this deadly virus. “IGI has been built on a foundation of discipline, hard work, focus, and most importantly, integrity.”

International General Insurance Holdings Limited
Annual Report & Accounts 2019


$ 310 296.83
$ 623 256.22
28.1 %
$ 255 636
$ 32 121.29
1.1 %
$ 4 256
$ 210 960.78
5.5 %
$ 52 147
12.1 %
$ 64 369
$ 563 882.23
31.2 %
$ 345 117
296.12
44.2 %
$ 456 023

We continued to maintain a high level of conservatism in our investment portfolio, generating just short of a 2% investment yield. We expect during 2020 to continue to reposition the portfolio to generate income from higher yields on fixed income securities while maintaining our conservative risk profile. Overall, and considering the potential for distraction that comes with any transaction, I am very pleased with our profit level of US$23.6 million.

RESILIENCE IN UNCERTAIN TIMES

Throughout our 18-year history, IGI has demonstrated time and again that it is a committed industry partner. As a global (re) insurance company, our mandate is simple and clear: we exist to help society manage risk. All of us in the industry, no matter how big or how small, play a different role. For IGI, that means leveraging our long-standing relationships globally to serve our customers, providing niche coverages backed by a solid balance sheet and an experienced management team.

We have made tremendous progress over the past several years, particularly during 2019, preparing for IGI to become a publicly traded company on a U.S. exchange. Our financial strength rating (FSR) was upgraded during the year by AM Best to "A" (Excellent) with a stable outlook. Our S&P Global Ratings FSR remains at "A-" with a stable outlook. These ratings are particularly important in this increasingly uncertain world, and they reflect the strength and resilience of our financial position.

We have enhanced and formalized our Corporate Governance structure and put in place a new majority independent Board of Directors. We have always endeavoured to be as transparent a company as possible, even when we were not required to do so. As a result, the additional disclosure requirements associated with being a public company were already largely in place.

Throughout the company, we continue to attract talented and experienced people across our operations, as even in unprecedented times such as these, we have an inspiring and rewarding place to work.

OUTLOOK FOR 2020 AND BEYOND

In spite of the current turbulence and uncertainty in all our lives, the demand for quality risk solutions is especially apparent and continues to increase in virtually all our markets. While in 2019 we experienced rate increases of approximately 13% on average across our portfolio, we have continued to see some acceleration in 2020 and we expect that will continue throughout the year and into 2021.

We are seeing notable opportunities in most non-U.S. long-tail specialty lines, downstream energy risks, and specialty lines across the MENA region where there is increasing dislocation and where IGI is particularly well-positioned with a strong presence on the ground. Having successfully been approved to write excess and surplus business in some of our short-tail lines in the U.S., we are seeing an abundance of opportunity. We are optimistic that these market conditions will continue to provide us with more opportunities to leverage our market position, and ultimately generate continued profitable growth.

Rest assured that as we continue to grow, we will do it in the same measured and methodical way we have always done.

CORPORATE CITIZENSHIP

I believe that our responsibility goes well beyond the business of IGI. The foundation of our success for the past 18 years is simple. It's about doing the right thing for all our people, and our communities. We have

6

7 International General Insurance Holdings Limited Annual Report & Accounts 2019 done this by living a set of deeply embedded values: “IGI: Innovative. Genuine. Integrity.” Each of these traits personify who we are, how we do business, and how we treat people. We will continue to embrace these values in everything we do. We have a long history of investing in our communities and supporting charitable causes that align with IGI’s values, and we give in many ways. During 2019, we completed a five - year $1.25 million commitment to The Hana Project, a research program at the Department of Neurological Science at the University of California, San Francisco School of Medicine focused exclusively on the development of improved therapies for glioblastoma patients. Other community initiatives supported by IGI include the Insurance Museum, a London - based charity whose mission is to promote understanding of the evolution and history of the insurance industry; Haven House Children’s Hospice in London, where we not only provide financial support in a variety of ways, we also provide help in person around the facility; the Amman Opera Foundation, where we support their opera program as well as their student scholarship program; and other educational initiatives including providing scholarships to students to study in the American University of Cairo and the American University of Beirut. With our company spread across many regions and cultures, we are a diverse group on many levels: gender, race, religion, age. We value and embrace our differences and focus on mutual respect, inclusion and empowering our people. In this vein, IGI supported Equal Playing Field’s “Festival of Football” - aimed at raising awareness of inequalities in sport and business. IGI sent an all - female team to France to participate in setting a Guinness World Record for the longest football match. For the second year, IGI supported the Lloyd’s of London “Dive In Festival of Diversity” promoting diversity and inclusion in insurance, and also supported an affiliated “Dive In” event in southern Jordan engaging women on their rights in the workplace. Already in 2020, we have seen a number of our IGI employees volunteering in Jordan to assist the government in providing financial aid, food and medical supplies to those in need during the continuing crisis of the COVID - 19 pandemic. Similarly, our London employees have organized events to provide much needed fundraising support for our UK charities, which are being significantly impacted by the postponement of fundraising decisions and cancelation of events. FINALLY... THANK YOU If there is one thing I am certain of in these uncertain times, it is that we would not have achieved the success we have, nor become a listed company on Nasdaq, without the loyalty and support of our many stakeholders: our brokers and policyholders, our clients, our shareholders – many of whom have been with us from the beginning. Most importantly, though, it is our people, whose expertise, experience, dedication, and resilience are at the core of our success. It is our relationships that define us, and at IGI it is what we value most. I look forward to working with our new Board of Directors to provide continued support and stewardship throughout the current challenging environment and for the coming years. Together, we look forward to serving our newest shareholders and to generating long - term value, just as we have since our beginnings. In the face of the existing uncertainty and turmoil, all of us at IGI remain resolute in our commitment to do what is right for all our stakeholders during these difficult times. Wasef Jabsheh, Chairman LETTER FROM THE CHAIRMAN continued

8 International General Insurance Holdings Limited Annual Report & Accounts 2019 “It is our people, whose expertise, experience, dedication, and resilience are at the core of our success.”

9 International General Insurance Holdings Limited Annual Report & Accounts 2019 PROFIT FOR THE YEAR $23.6m TOTAL COMPREHENSIVE INCOME $26.9m A / Stable Outlook A - / Stable Outlook SHAREHOLDERS’ EQUITY $312.1m AM Best S&P FINANCIAL HIGHLIGHTS

10 International General Insurance Holdings Limited Annual Report & Accounts 2019 NET UNDERWRITING PROFIT $52.0m GROSS WRITTEN PREMIUM $349.3m INVESTMENT INCOME $13.4m

11 International General Insurance Holdings Limited Annual Report & Accounts 2019 REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS OPINION We have audited the accompanying consolidated statements of financial position of International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Center (“IGI”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. BASIS FOR OPINION These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. FINANCIAL STATEMENTS & ACCOUNTS Independent auditor’s report to the shareholders of International General Insurance Holdings Limited Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion Ernst and Young LLP We have served as the Company’s auditor since 2019. London, United Kingdom April 14, 2020

12 International General Insurance Holdings Limited Annual Report & Accounts 2019 In 2019, IGI’s total assets surpassed $1 billion Total equity increased 3.6% in 2019 to $312.1 million Wind power supplied 15% of the electricity consumed in Europe in 2019

13 International General Insurance Holdings Limited Annual Report & Accounts 2019 At 31 December 2019 and 2018 CONSOLIDATED STATEMENT OF FINANCIAL POSITION No t e s 2019 USD 2018 USD ASSETS Cash and cash equivalents 3 (a) 1 9 2, 4 5 9 , 8 6 7 1 8 4 , 7 32 ,3 6 4 Term deposits 3 (b) 119,753,220 7 5 , 3 2 7 , 2 3 1 Insurance receivables 4 1 1 2 , 9 7 4 , 8 4 4 1 0 8, 2 4 7 , 6 3 1 Investments 5 2 5 3 , 7 2 1 , 9 5 4 2 0 0 , 9 0 4 , 8 11 Investments in associates 6 1 3, 0 6 1 , 6 74 1 3 , 4 3 7 , 7 7 8 Reinsurance share of outstanding claims 7 1 7 6 , 2 1 2, 4 2 4 1 8 7 , 5 6 5 , 3 82 Reinsurance share of unearned premiums 8 3 3 , 9 1 6, 5 4 9 32 , 5 6 6, 8 4 7 Deferred excess of loss premiums 9 1 5 , 1 7 2 , 707 1 2 , 4 4 8 , 6 7 1 Deferred policy acquisition costs 10 4 1, 7 1 3 , 289 3 6 , 40 3, 8 31 Deferred tax assets 27 - 63 8 , 8 41 Other assets 11 7 , 7 54 , 2 25 5, 0 6 1 , 0 5 0 Investment properties 12 25 , 7 1 2 , 3 12 3 0, 65 5 , 2 1 4 Property, premises and equipment 13 1 2 , 7 34 , 8 4 2 1 2, 2 1 6 , 9 9 7 Intangible assets 14 3 , 8 8 5 ,8 9 4 2 , 9 3 5 , 7 5 0 TOTAL ASSETS 1 , 0 0 9 , 07 3 , 8 0 1 9 0 3 , 1 4 2 ,39 8 The consolidated financial statements were approved by the Board of Directors on 9 April 2020.

14 International General Insurance Holdings Limited Annual Report & Accounts 2019 No t e s 2019 USD 2018 USD LIABILITIES AND EQUITY LIABILITIES Gross outstanding claims 7 4 1 3, 0 5 2 ,85 5 3 8 4, 3 7 9 , 8 4 1 Gross unearned premiums 8 20 6 , 2 1 4 ,0 2 9 1 6 8,2 5 4 , 6 8 8 Insurance payables 15 5 3, 5 4 3 , 73 7 3 3, 03 4 , 1 4 6 Other liabilities 16 1 4 , 86 3 , 2 82 8, 29 9 , 4 5 3 Deferred tax liabilities 27 34 6 , 8 2 4 - Unearned commissions 17 8 , 90 9 , 98 9 8 , 0 1 0 , 3 8 4 TOTAL LIABILITIES 6 9 6 , 9 3 0 , 7 16 6 0 1, 97 8, 5 1 2 EQUITY Issued share capital 1 8 1 4 3 ,3 75, 6 7 8 1 4 3 , 3 7 5, 6 7 8 Additional paid in capital 2 , 7 7 3, 000 2 , 7 7 3, 000 Treasury shares 19 ( 2 0 , 1 0 2 , 5 0 0 ) (1 5, 0 5 0, 00 0 ) Foreign currency translation reserve 1 8 ( 3 3 2 , 78 5) ( 2 9 4 , 9 2 9 ) Fair value reserve 1 8 4 , 27 3 , 9 1 4 9 5 3 , 7 0 4 Retained earnings 1 8 2 , 1 5 5 , 7 7 8 1 6 9 , 4 0 6 , 4 3 3 TOTAL EQUITY 3 1 2 , 1 4 3, 0 8 5 3 0 1 , 1 6 3, 8 8 6 TOTAL LIABILITIES AND EQUITY 1 , 0 0 9 , 07 3 , 8 0 1 9 0 3 , 1 4 2 ,39 8 The consolidated financial statements were approved by the Board of Directors on 9 April 2020.

15 International General Insurance Holdings Limited Annual Report & Accounts 2019 For the years ended 31 December 2019, 2018 and 2017 CONSOLIDATED STATEMENTS OF INCOME No t e s 2019 USD 2018 USD 2017 USD Gross written premiums 8 3 4 9 , 2 9 1 , 90 5 3 0 1 , 6 1 8 , 4 8 6 27 5 , 1 0 2 , 1 9 1 Reinsurers’ share of insurance premiums 8 ( 9 7 , 1 3 9 ,37 0 ) ( 9 8 , 1 8 8 , 0 8 8 ) ( 1 1 4, 33 4 , 7 5 0 ) NET WRITTEN PREMIUMS 8 25 2 , 1 5 2 , 5 3 5 2 0 3 , 4 3 0 ,39 8 1 6 0 , 7 6 7 , 4 4 1 Change in unearned premiums ( 3 7 , 9 5 9 , 3 4 1 ) ( 1 1 , 5 6 0, 6 6 3 ) ( 2 3, 0 2 3 , 1 3 0 ) Reinsurers’ share of change in unearned premiums 1 , 3 4 9 , 7 02 ( 8 , 5 6 0 ,1 1 6 ) 8 , 9 8 8 , 4 7 3 NET CHANGE IN UNEARNED PREMIUMS ( 3 6, 60 9 , 6 3 9 ) ( 2 0 , 1 2 0 , 7 7 9 ) ( 1 4 , 03 4 , 6 57) NET PREMIUMS EARNED 8 2 1 5, 5 4 2 ,8 9 6 1 8 3 ,30 9 , 6 1 9 146,732,784 Claims and claim adjustment expenses 7 ( 1 5 9 , 8 24 , 1 3 6 ) ( 2 1 1 , 0 4 4, 4 0 0 ) ( 2 5 2 , 1 5 4 , 2 1 8 ) Reinsurers’ share of claims 7 4 1, 7 6 0, 64 8 1 2 5 , 7 5 6, 89 9 165,223,681 NET CLAIMS AND CLAIM ADJUSTMENT EXPENSES ( 1 1 8 , 0 6 3 ,4 8 8 ) ( 8 5 , 2 8 7 , 5 0 1 ) ( 8 6 , 9 3 0, 5 3 7) Commissions earned 17 1 3 , 9 3 0 , 1 3 9 1 6, 8 1 7, 1 5 4 1 6 , 7 0 9 , 3 4 7 Policy acquisition costs 10 (5 9 , 3 6 5,5 77 ) ( 5 8 , 7 8 0, 6 7 6 ) ( 5 2 , 9 4 1 , 0 57) NET POLICY ACQUISITION EXPENSES ( 4 5 , 4 3 5 , 4 3 8 ) ( 4 1, 9 6 3,5 2 2 ) ( 3 6 , 2 3 1 , 7 1 0) NET UNDERWRITING RESULTS 5 2 , 0 4 3 , 9 7 0 5 6, 0 5 8 , 5 9 6 2 3, 57 0, 5 3 7 General and administrative expenses 2 1 ( 3 9 , 2 6 5 , 9 4 5) ( 3 5 ,3 5 1 , 6 7 9 ) ( 3 0 , 90 2 , 6 0 4 ) Net investment income 2 2 1 3 ,3 7 4 , 0 76 1 0 , 3 1 0 , 2 9 6 1 2 , 5 6 4 , 8 4 2 Share of loss from associates 6 ( 3 7 6 , 1 0 4 ) ( 8 8 5, 6 7 3 ) 99 2, 2 1 8 Impairment loss on insurance receivables 4 ( 6 28, 8 8 7 ) ( 4 72 , 1 2 4 ) (1 , 2 1 4, 4 5 6 ) Other revenues 23 1 , 4 28 , 2 6 5 90 2 , 7 5 0 85 6, 5 4 0 Other expenses 23 ( 2 , 1 9 4 , 66 6 ) (1 , 5 8 6 , 2 8 1) (1 , 4 6 6, 0 4 2) Listing related expenses 24 ( 4 , 8 3 1 , 9 7 6 ) - - Gain (loss) on foreign exchange 5 , 7 04 , 2 4 9 ( 3 , 3 7 1, 9 41 ) 2 , 6 1 5, 88 3 PROFIT BEFORE TAX 25 , 25 2 , 9 82 25, 6 0 3 , 9 4 4 7 , 0 1 6 , 9 1 8 Income tax 27 ( 1 , 6 8 7 , 5 8 3 ) ( 6 2, 2 41 ) 1 4,42 2 PROFIT FOR THE YEAR 2 3, 5 6 5 ,39 9 2 5, 5 4 1 , 7 0 3 7 , 0 3 1 , 3 4 0 EARNINGS PER SHARE Basic and diluted earnings per share attributable to equity holders 29 0 . 1 7 0 . 1 8 0. 0 5 The attached notes from 1 to 31 form part of these consolidated financial statements.

16 International General Insurance Holdings Limited Annual Report & Accounts 2019 2019 USD 2018 USD 2017 USD PROFIT FOR THE YEAR 2 3, 5 6 5 ,39 9 25, 5 4 1 , 7 0 3 7 , 0 3 1 , 3 4 0 OTHER COMPREHENSIVE INCOME TO BE RECLASSIFIED TO PROFIT OR LOSS IN SUBSEQUENT PERIODS Net change in fair value reserve during the year for available for sale investments – – 4 , 5 1 4 , 53 3 Net change in fair value reserve during the year for bonds at fair value through other comprehensive income 4 , 2 0 8 ,6 20 ( 2 , 7 0 6 , 3 0 3 ) – Currency translation differences ( 3 7 ,8 5 6 ) ( 25 , 7 2 3 ) 9 3,5 2 9 Changes in allowance for expected credit losses transferred to income statement ( 2 2 , 7 6 4 ) 2 9 , 9 0 3 – OTHER COMPREHENSIVE INCOME WHICH WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS IN SUBSEQUENT PERIODS Net change in fair value reserve during the year for equities at fair value through other comprehensive income ( 8 6 5, 64 6) ( 3, 8 9 7 , 6 7 8) – OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR 3 , 2 8 2 ,3 5 4 ( 6, 5 9 9 , 8 0 1 ) 4 , 6 0 8 , 0 62 TOTAL COMPREHENSIVE INCOME FOR THE YEAR 26 , 8 4 7 , 7 5 3 1 8 , 9 4 1, 90 2 1 1 , 6 3 9 , 4 02 The attached notes from 1 to 31 form part of these consolidated financial statements. For the years ended 31 December 2019, 2018 and 2017 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

17 International General Insurance Holdings Limited Annual Report & Accounts 2019 No t e s 2019 USD 2018 USD 2017 USD OPERATING ACTIVITIES Profit before tax 25 , 25 2 , 9 82 25,603,944 7 , 0 1 6 , 9 1 8 ADJUSTMENTS FOR: Depreciation and amortization 1 3 , 1 4 1 , 9 5 5 , 45 8 1,359,960 1 , 4 8 5 , 1 3 4 Gain on sale of available - for - sale investments – – ( 3 , 1 3 3, 5 5 6 ) Impairment loss on insurance receivables 4 6 28, 8 8 7 472,124 1,214,456 Impairment of investments available for sale – – 7 1 , 8 6 3 Loss (gain) on disposal of property, premises and equipment 23 25 , 999 – ( 1 8 , 9 6 7 ) Realized gain on sale of financial assets at FVTPL 2 2 ( 9 4 6 , 952) (2,048,908) – Fair value loss (gain) on investment properties 2 2 3 04,4 82 (93,934) ( 1 8 , 1 4 8 ) Realized gain on sale of investment properties 2 2 ( 6 78 , 5 1 6) – – (Gain) loss on revaluation of financial assets at FVTPL 2 2 ( 1 , 5 9 0 , 9 6 4 ) 948,802 – Loss on sale of bonds at fair value through OCI 2 2 6 28 ,5 2 3 763,569 – Expected credit loss on financial assets 2 2 ( 3 5, 5 9 1 ) 29,903 – Gain on revaluation of held for trading investments – – ( 95, 5 8 2 ) Share of profit or loss from associates 6 3 7 6 , 1 0 4 885,673 ( 99 2 , 2 1 8) Net foreign exchange differences ( 5 , 7 04 , 2 49 ) 3,371,941 ( 2 , 6 1 5, 8 8 3 ) CASH FROM OPERATIONS BEFORE WORKING CAPITAL CHANGES 2 0 , 2 1 6 , 1 6 3 31,293,074 2 , 9 1 4 , 0 17 For the years ended 31 December 2019, 2018 and 2017 CONSOLIDATED STATEMENT OF CASH FLOWS

18 International General Insurance Holdings Limited Annual Report & Accounts 2019 No t e s 2019 USD 2018 USD 2017 USD WORKING CAPITAL ADJUSTMENTS Term deposits ( 4 4, 4 25 , 98 9 ) 3 0, 8 4 5, 0 15 7 , 6 4 7 , 9 1 5 Insurance receivables ( 3,5 2 3 , 3 6 0 ) 95 2 , 3 11 ( 2 9 , 9 3 9 ,36 0 ) Purchase of financial assets at FVTPL ( 1 4 , 90 5 , 9 9 6 ) (1 , 3 8 0 , 2 0 7) – Purchase of bonds through OCI ( 1 0 9 , 9 54 , 7 7 6 ) ( 3 6 , 2 4 5 ,11 1 ) – Proceeds from maturity of financial assets at amortized cost 5 0 0, 000 50 0, 000 3,000,000 Proceeds from sale/maturity of bonds at fair value through OCI 6 7 , 1 9 2 , 825 5 6 , 4 1 7 , 4 7 0 – Proceeds from sale of financial assets at FVTPL 9 , 6 1 5 , 999 7 , 8 5 3 ,2 5 0 – Purchase of available - for - sale investments – – ( 4 9 , 8 2 9 , 4 3 8) Proceeds from sale of available - for - sale investments – – 5 7 , 00 8 , 2 3 4 Proceeds from sale of trading securities – – 8 1, 9 8 4 Reinsurance share of outstanding claims 1 1 ,3 5 2 , 9 5 8 ( 9 7 3 ,3 6 3 ) ( 4 3,526 , 3 1 1 ) Reinsurance share of unearned premiums ( 1 , 3 4 9 , 7 02) 8 , 5 6 0 ,1 1 6 ( 8 , 9 8 8 , 4 7 3 ) Deferred excess of loss premiums ( 2 , 7 24 , 03 6 ) ( 8 3 6, 0 1 7) ( 2 , 7 3 3, 6 8 6 ) Deferred policy acquisition costs ( 5 ,30 9 , 45 8 ) ( 3 , 4 8 7 , 8 6 6 ) ( 4 ,6 2 9 , 7 1 7) Other assets ( 2 , 6 9 3 , 1 75) 2 4 8 , 6 7 9 6 2 6 , 7 4 1 Additions of investment property ( 7 4 5 , 2 8 1 ) – ( 2 6 4 , 11 1 ) Proceeds from sale of investment property 6, 0 6 2 , 2 17 – – Gross outstanding claims 28 , 6 7 3, 0 14 1 , 1 5 2 , 4 0 0 4 8 , 0 5 6 , 14 7 Gross unearned premiums 3 7 , 9 5 9 , 3 41 1 1 , 5 6 0, 6 6 3 2 3 , 0 2 3 , 1 3 0 Insurance payables 2 0, 50 9 , 5 9 1 ( 9 2 8 , 7 4 5 ) 6 , 7 9 3 , 2 9 0 Other liabilities 4 , 0 5 2 , 33 6 9 5 8 , 8 1 7 1 , 6 6 4, 4 7 9 Unearned commissions 89 9 , 605 ( 2 , 3 4 3, 6 3 5 ) 2 , 0 6 1, 92 0 NET CASH FLOWS FROM OPERATING ACTIVITIES BEFORE TAX 2 1 ,4 0 2 , 2 76 1 0 4 , 1 4 6, 8 51 1 2 , 9 6 6 , 7 6 1 INCOME TAX PAID – ( 5 6 , 4 5 6) ( 4 , 9 4 6 ) NET CASH FLOWS FROM OPERATING ACTIVITIES AFTER TAX 2 1 ,4 0 2 , 2 76 1 0 4 , 09 0 ,3 95 1 2 , 9 6 1 , 8 1 5

19 International General Insurance Holdings Limited Annual Report & Accounts 2019 CONSOLIDATED STATEMENT OF CASH FLOWS continued For the years ended 31 December 2019, 2018 and 2017 No t e s 2019 USD 2018 USD 2017 USD INVESTING ACTIVITIES Purchases of property, premises and equipment ( 44 3 ,30 5) ( 4 1 4 , 7 1 6 ) ( 4 4 8 , 9 5 4 ) Proceeds from sale of premises and equipment 2 2 , 5 67 – 5 0 ,3 9 4 Purchases of intangible assets ( 6 1 2 , 9 0 1 ) ( 7 3 1 , 7 1 7 ) ( 1 , 1 7 5 , 7 6 1 ) NET CASH FLOWS USED IN INVESTING ACTIVITIES ( 1 , 03 3, 6 3 9 ) ( 1 , 1 4 6 , 4 3 3 ) ( 1 ,5 7 4 ,3 2 1) FINANCING ACTIVITIES Dividends paid 2 0 ( 1 0 , 8 1 6, 0 5 4 ) ( 4 , 0 9 1 ,2 7 1 ) ( 1 1 , 4 7 0, 0 5 4 ) Treasury shares 19 ( 5, 0 5 2 , 5 0 0 ) (15,050,000) – Lease liability payments 2 ( 60 6 , 2 32) – – NET CASH FLOWS USED IN FINANCING ACTIVITIES ( 1 6 , 4 7 4 , 7 8 6 ) ( 1 9 , 1 4 1 ,2 7 1 ) ( 1 1 , 4 7 0, 0 5 4 ) NET CHANGE IN CASH AND CASH EQUIVALENTS 3 ,8 9 3 ,8 5 1 8 3, 8 0 2 , 6 9 1 ( 8 2, 56 0) Net foreign exchange differences 3 , 8 3 3, 6 52 ( 3 , 22 0 , 82 2 ) 1 , 88 4 , 8 8 5 Cash and cash equivalents at the beginning of the year 1 84 , 7 3 2 , 3 6 4 1 0 4 , 1 5 0 , 4 9 5 102,348,170 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 3 (a ) 1 9 2, 4 5 9 , 8 6 7 1 8 4 , 7 3 2 , 3 6 4 104,150,495 The attached notes from 1 to 31 form part of these consolidated financial statements.

20 International General Insurance Holdings Limited Annual Report & Accounts 2019 For the years ended 31 December 2019, 2018 and 2017 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY I s s u e d share c api t a l USD Additional paid in c api t a l USD T r ea s u r y sha r e s USD F o re i g n c u r r en c y t r a n s l atio n r e s e r ve USD Fair value r e s e r v e USD R e t ai ne d e a r ni ng s USD T o t a l U S D AS AT 1 JANUARY 2017 143,375,678 2,773,000 – (362,735) 9,693,936 145,750,726 301,230,605 Profit for the year – – – – – 7 , 0 3 1 , 3 4 0 7 , 0 3 1 , 3 4 0 Other comprehensive income – – – 9 3,5 2 9 4 , 51 4 , 53 3 – 4 , 6 0 8 , 0 62 Total comprehensive income – – – 9 3,5 2 9 4 , 51 4 , 53 3 7 , 0 3 1 , 3 4 0 1 1 , 6 3 9 , 4 02 Dividends paid during the year (note 20) – – – – – ( 1 1 , 4 7 0, 0 5 4 ) ( 1 1 , 4 7 0, 0 5 4 ) AS AT 31 DECEMBER 2017 1 4 3 ,3 75, 6 7 8 2 , 7 7 3, 000 – (2 6 9 , 20 6 ) 1 4 , 2 0 8 ,4 6 9 1 4 1 , 3 1 2 , 0 12 3 0 1 ,39 9 , 9 5 3 Impact of adopting IFRS 9 – – – – ( 6, 6 8 0, 6 8 7) 6, 6 4 3 , 98 9 ( 3 6, 6 9 8 ) AS AT 1 JANUARY 2018 1 4 3 ,3 75, 6 7 8 2 , 7 7 3, 000 – (2 6 9 , 20 6 ) 7 ,5 2 7 , 7 82 1 4 7 , 9 5 6, 0 0 1 3 0 1 , 36 3 , 2 5 5 Profit for the year – – – – – 2 5, 5 4 1 , 7 0 3 2 5, 5 4 1 , 7 0 3 Other comprehensive income – – – ( 2 5 , 7 2 3 ) ( 6, 5 7 4 , 07 8 ) – ( 6, 5 9 9 , 8 0 1 ) Total comprehensive income – – – ( 2 5 , 7 2 3 ) ( 6, 5 7 4 , 07 8 ) 2 5, 5 4 1 , 7 0 3 1 8 , 9 4 1, 90 2 Purchase of treasury shares (note 19) – – (1 5, 0 5 0, 00 0 ) – – – (1 5, 0 5 0, 00 0 ) Dividends paid during the year (note 20) – – – – – ( 4 , 0 9 1 , 2 7 1 ) ( 4 , 0 9 1 , 2 7 1 ) AS AT 31 DECEMBER 2018 1 4 3 ,3 75, 6 7 8 2 , 7 7 3, 000 ( 1 5, 05 0, 00 0 ) ( 2 9 4 , 92 9 ) 9 5 3 , 7 0 4 1 6 9 ,4 0 6 , 4 3 3 3 0 1 , 1 6 3 , 88 6 Profit for the year – – – – – 2 3, 5 6 5 ,39 9 2 3, 5 6 5 ,39 9 Other comprehensive income – – – ( 3 7 ,8 5 6 ) 3 , 3 2 0 , 2 10 – 3 , 2 8 2 ,3 5 4 Total comprehensive income – – – ( 3 7 ,8 5 6 ) 3 , 3 2 0 , 2 10 2 3, 5 6 5 ,39 9 26 , 8 4 7 , 7 5 3 Purchase of treasury shares (note 19) – – ( 5, 0 5 2 , 5 0 0 ) – – – ( 5, 0 5 2 , 5 0 0 ) Dividends paid during the year (note 20) – – – – – ( 1 0 , 8 1 6, 0 5 4 ) ( 1 0 , 8 1 6, 0 5 4 ) AS AT 31 DECEMBER 2019 1 4 3 ,3 75, 6 7 8 2 , 7 7 3, 000 ( 2 0 , 1 0 2 , 5 0 0 ) ( 3 3 2 , 78 5) 4 , 27 3 , 9 1 4 1 8 2 , 1 5 5 , 7 7 8 3 1 2 , 1 4 3, 0 8 5 The attached notes from 1 to 31 form part of these consolidated financial statements.

21 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At 31 December 2019 1. CORPORATE INFORMATION International General Insurance Holdings Limited (“the Company”) is incorporated as a company limited by shares under DIFC Law No. 5 of 2019 on 7 May 2006 and is engaged in the business of insurance and re - insurance. The Company’s registered office is at unit 1, Gate Village 01, P. O. Box 506646, Dubai International Financial Centre. The Company and its subsidiaries (together “the Group”) operate in the United Arab Emirates, Bermuda, United Kingdom, Jordan, Morocco, Malaysia, and the Cayman Islands. 2. BASIS OF PREPARATION The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency. The consolidated financial statements are prepared on a going concern basis under the historical cost convention modified to include the measurement at fair value of financial assets and investment properties at fair value through profit or loss, and financial assets at fair value through other comprehensive income, financial assets measured at fair value through profit and loss include quoted funds, alternative investments and quoted equities. Financial assets at fair value through other comprehensive income include quoted and unquoted equities. On 30 January 2020, the World Health Organization declared the outbreak of coronavirus (“COVID - 19”) to be a public health emergency of international concern. This coronavirus outbreak has severely restricted the level of economic activity around the world. In response to this coronavirus outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. The full extent to which the COVID - 19 pandemic may impact Group’s the Group, the insurance industry and the economies in which the Group operates. Management has performed a COVID - 19 impact analysis as part of their going concern assessment using information available to the date of issue of these financial statements. The analysis has modelled a number of adverse scenarios to assess the potential impact that COVID - 19 may have on Group’s operations, liquidity, solvency and capital position as well as a reverse stress test to assess the stresses the balance sheet has to endure before there is a breach of the required solvency ratio. These stresses included increased counterparty defaults, falls in property and equity values, credit spread widening, currency movements and increases in the value of claims. This analysis indicates that the solvency position is and will likely remain within the Group’s ‘Capital Management Framework’ targets, allowing the Group to exceed the regulatory capital requirements without the need for mitigating management actions. Management believe the preparation of the financial statements on a going concern basis remains appropriate and the Group will be able to meet its regulatory solvency requirements and liabilities with sufficient liquidity for a period of at least one year after the date of the consolidated financial statements for the year ended December 31, 2019. BASIS OF CONSOLIDATION The financial statements of the subsidiaries are prepared for the same period and amended where required to be compliant with the Group’s accounting policies. The consolidated financial statements comprise the financial statements of International General Insurance Holdings Limited and its subsidiaries as at 31 December 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has: • Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee) • Exposure, or rights, to variable returns from its involvement with the investee, and When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: • The contractual arrangement with the other vote holders of the investeee • Rights arising from other contractual arrangements • The Group’s voting rights and potential voting rights. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary . When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra - group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation . A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it: • Derecognizes the assets (including goodwill) and liabilities of the subsidiary; • Derecognizes the carrying amount of any non - controlling interest; • Derecognizes the cumulative translation differences, recorded in equity, if any; • Recognizes the fair value of the consideration received; • Recognizes the fair value of any investment retained; • Recognizes any surplus or deficit in profit or loss; and • Reclassifies the parent’s share of

International General Insurance Holdings Limited
Annual Report & Accounts 2019

The Group has the following subsidiaries and branches:

	Country of incorporation	Activity	Ownership	
			2019	2018
Subsidiaries:				
International General Insurance Underwriting	Jordan	Underwriting agency	100%	100%
North Star Underwriting Limited	United Kingdom	Underwriting agency	100%	100%
International General Insurance Co. Ltd.	Bermuda	Reinsurance and insurance	100%	100%
The following entities are wholly owned subsidiaries and branches by International General Insurance Co. Ltd. Bermuda:				
Subsidiaries:				
International General Insurance Company (UK) Limited	United Kingdom	Reinsurance and insurance	100%	100%
International General Insurance Company Dubai Ltd.	United Arab Emirates	Insurance intermediation and insurance management	100%	100%
Specialty Malls Investment Co.	Jordan	Real estate properties development and lease	100%	100%
IGI Services Limited	Cayman Islands	Owning and chartering aircraft	100%	100%
Branches:				
International General Insurance Company Ltd. Labuan – Branch	Malaysia	Reinsurance and insurance	100%	100%

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

CHANGES IN ACCOUNTING POLICIES

The accounting policies used in the preparation of the consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended 31 December 2018 except for the adoption of new standards effective as at 1 January 2019 shown below:

New standards, interpretations and amendments adopted by the Group

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC- 15 Operating Leases-Incentives, and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and requires lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective approach with the date of initial application of 1 January 2019. Accordingly, prior year consolidated financial statements were not restated. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option ('short-term leases'), and lease contracts for which the underlying asset is of low value ('low-value assets').

22

23 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 The effect of adoption IFRS 16 is as follows: Impact on the consolidated statement of financial position as at 1 January 2019: The Group did not record any impact on the retained earnings as the balances of the prepaid rentals and accrued rentals were not material, accordingly the impact was calculated for the contracts starting from 1 January 2019. The Group has lease contracts for various items of plant and equipment. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. The Group has no finance leases as at 1 January 2019. In an operating lease, the leased property was historically not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight - line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepaid expense in other assets and accounts payable in other liabilities, respectively. Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for short - term leases and leases of low - value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Group. • Leases previously accounted for as operating leases The Group recognized right - of - use assets and lease liabilities for those leases previously classified as operating leases, except for short - term leases and leases of low - value assets. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application . The Group also applied the available practical expedients wherein it: • Used a single discount rate to a portfolio of leases with reasonably similar characteristics • Relied on its assessment of whether leases are onerous immediately before the date of initial application • Applied the short - term leases exemptions to leases with a lease term that ends within 12 months at the date of initial application • Excluded the initial direct costs from the measurement of the right - of - use asset at the date of initial application • Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease a) The lease liabilities as at 1 January 2019 can be reconciled to the operating lease commitments as of 31 December 2018 as follows: 2019 USD Property, premises and equipment Right of use assets 1, 7 1 5, 60 6 Other liabilities Lease liabilities 1, 7 1 5, 60 6 Total equity – U SD Operating lease commitments as at 31 December 2018 1 , 9 9 4 , 1 2 2 Weighted average incremental borrowing rate as at 1 January 2019 4 .3% Discounted operating lease commitments at 1 January 2019 1, 7 1 5, 60 6

24 International General Insurance Holdings Limited Annual Report & Accounts 2019 c) Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application: Right - of - use assets The Group recognizes right - of - use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right - of - use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities . The Group has included the right - of - use assets arising from the lease contracts within property, plant and premises in the consolidated statement of financial position (note 13). The cost of right - of - use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right - of - use assets are depreciated on a straight - line basis over the shorter of its estimated useful life and the lease term. Right - of - use assets are subject to impairment. Lease liabilities At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in - substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in - substance fixed lease payments or a change in the assessment to purchase the underlying asset. The Group has included the lease obligations arising from the lease contracts within the other liabilities in the consolidated statement of financial position (note 16). Short - term leases and leases of low - value assets The Group applies the short - term lease recognition exemption to some of its short - term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low - value assets recognition exemption to leases that are considered of low value (i.e., below USD 5,000). Lease payments on short - term leases and leases of low - value assets are recognized as an expense on a straight - line basis over the lease term. Offices U SD Lease liabilities U SD At 1 January 2019 1 , 7 1 5, 60 6 1 , 7 1 5, 60 6 Additions 1 , 0 0 2 , 0 0 5 1 , 0 0 2 , 0 0 5 Disposal - Net ( 6 8 7 , 77 5 ) ( 6 5 6 , 4 1 6 ) Depreciation ( 5 1 6 , 1 7 5 ) – Interest expense – 1 0 8 ,4 26 Payments – ( 60 6 , 2 3 2 ) At 31 December 2019 1 , 5 1 3, 6 6 1 1 , 56 3 , 3 89 Current 5 2 1 , 6 8 7 Non – Current 1 , 0 4 1 , 7 0 2 b) Amounts recognized in the consolidated statement of financial position and income Set out below are the carrying amounts of the Group’s right - of - use assets and lease liabilities and the movements during the year:

25 International General Insurance Holdings Limited Annual Report & Accounts 2019 Significant judgement in determining the lease term of contracts with renewal options The Group determines the lease term as the non - cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases to lease the assets for additional terms. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. The Group considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy). The Group included the renewal period as part of the lease term for leases of plant and equipment due to the significance of these assets to its operations. These leases have a short non - cancellable period and there will be a significant negative effect on the Group’s operations if a replacement is not readily available. Amendments to IFRS 9: Prepayment Features with Negative Compensation Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments do not have any impact on the Group’s consolidated financial statements. Amendments to IFRS 10 and IAS 28 : Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. These amendments do not have any impact on the Group’s financial statements. Amendments to IAS 28: Long - term interests in associates and joint ventures The amendments clarify that an entity applies IFRS 9 to long - term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long - term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long - term interests. The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures. These amendments do not have any impact on the Group’s consolidated financial statements. Standards issued but not yet effective IFRS 17 Insurance Contracts IFRS 17 provides a comprehensive model for insurance contracts covering the recognition and measurement and presentation and disclosure of insurance contracts and replaces IFRS 4 - Insurance standard applies to all types of insurance contracts (i.e. life, non - life, direct insurance and re - insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The standard general model is supplemented by the variable fee approach and the premium allocation approach. IFRS 17 was to be effective for reporting periods beginning on or after 1 January 2021, with comparative figures required. In November 2018, the IASB recommended an amendment to IFRS 17 to defer the effective date to January 2022. In March 2020, the IASB decided that the effective date of the Standard will be deferred to annual reporting periods beginning on or after 1 January 2023. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. The Group is currently in process of evaluating the potential impact of adopting IFRS 17. Summary of significant accounting policies Cash and cash equivalents Cash and cash equivalents consist of cash on hand, bank balances, and short - term deposits with an original maturity of three months or less. Term deposits The term deposits are interest bearing bank deposits with original maturity over 3 months and less than one year. Insurance receivables Insurance receivables are recognized when due and are measured on initial recognition at the fair value of the consideration received or receivable. The Group uses a provision matrix to calculate ECLs for insurance receivables. The provision rates are based on days past due and not due for groupings of various policy holder’s segments that have similar default loss - patterns. Financial assets a) Initial recognition and measurement Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss (FVTPL). NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019

26 International General Insurance Holdings Limited Annual Report & Accounts 2019 The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Financial instruments are initially recognized on the trade date measured at their fair value. Except for financial assets and financial liabilities recorded at FVTPL, transaction costs are added to this amount. The Group classifies all of its financial assets based on the business model for managing the assets and the asset’s contractual terms. The categories include the following: • Amortized cost • FVOCI • FVTPL i) Bonds and debt instruments measured at amortized cost Bonds and debt instruments are held at amortized cost if both of the following conditions are met: • The instruments are held within a business model with the objective of holding the instrument to collect the contractual cash flows. • The contractual terms of the debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding. The details of these conditions are outlined below. Business model assessment The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve its business objective. The Group holds financial assets to generate returns and provide a capital base to provide for settlement of claims as they arise. The Group considers the timing, amount and volatility of cash flow requirements to support insurance liability portfolios in determining the business model for the assets as well as the potential to maximize return for shareholders and The Group business model is not assessed on an instrument - by - instrument basis, but at a higher level of aggregated portfolios that is based on observable factors such as: • How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Group’s key management personnel. • The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed. • How managers of the business are compensated (for example, whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected). • The expected frequency, value and timing of asset sales are also important aspects of the Group’s assessment. The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from the Group original expectations, the Group does not change the classification of the remaining financial assets held in that business model but incorporates such information when assessing newly originated or newly purchased financial assets going forward. The SPPI test As a second step of its classification process the Group assesses the contractual terms to identify whether they meet the SPPI test. ‘Principal’ for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the The most significant elements of interest within a debt arrangement are typically the consideration for the time value of money and credit risk. To make the SPPI assessment, the Group applies judgement and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set. Bonds and debt instruments measured at fair value through other comprehensive income The Group applies the new category under IFRS 9 for debt instruments measured at FVOCI when both of the following conditions are met: • The instrument is held within a business model, the objective of which is both collecting contractual cash flows and selling financial assets. • The contractual terms of the financial asset meet the SPPI test These instruments largely comprise debt instruments that had previously been classified as available - for - sale under IAS 39. Bonds and debt instruments in this category are those that are intended to be held to collect contractual cash flows and which may be sold in response to needs for liquidity or in response to changes in market conditions. ii) Financial assets measured at fair value through profit or loss (Quoted funds, alternative investments and quoted equities) Financial assets in this category are those assets which have been either designated by management upon initial recognition or are mandatorily required to be measured at fair value under IFRS 9. Management designates an instrument as FVTPL that otherwise meet the requirements to be measured at amortized cost or at FVOCI only if it eliminates, or significantly reduces, an accounting mismatch that would otherwise arise. Financial assets with contractual cash flows not representing solely payment of

27 International General Insurance Holdings Limited Annual Report & Accounts 2019 Financial assets at FVTPL are subsequently measured at fair value. Changes in fair value are recognized in the consolidated statement of income. Interest income is recognized using the effective interest method. Dividend income from equity investments measured at FVTPL is recognized in the consolidated statement of income when the right to the payment has been established. iii) Financial assets measured at fair value through other comprehensive income (Quoted and unquoted equities) Financial assets measured at fair value through other comprehensive income include equities investments. Equity investments classified as financial assets measured at fair value through other comprehensive income are those, which are not classified as financial assets measured at fair value through profit or loss. iv) Reclassification of financial assets and liabilities The Group does not reclassify its financial assets subsequent to their initial recognition, apart from the exceptional circumstances in which the Group terminates a business line or changes its business model for managing financial assets. A change in Group business model will occur only when Group management determines change as a result of external or internal changes which are significant to the Group operations. Reclassifications shall all be recorded prospectively from the reclassification date. b) Subsequent measurement For purposes of subsequent measurement, financial assets in the scope of IFRS 9 are classified in four categories: • Financial assets at amortized cost (bonds, debt instruments) • Financial assets at fair value through • Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments) • Financial assets at fair value through profit or loss. i) Financial assets at amortized cost (bonds, debt instruments) The Group measures financial assets at amortized cost if both of the following conditions are met: • The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and • The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the consolidated statement of income when the asset is derecognized, modified, or impaired. The Group’s debt instruments at amortized cost includes investments in unquoted debt instruments. ii) Financial assets at fair value through OCI (debt instruments) The Group measures debt instruments at fair value through OCI if both of the following conditions are met: • The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and, • The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and losses or reversals are recognized in the statement of income and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to the consolidated statement of income. The Group’s debt instruments at fair value through OCI includes investments in quoted debt instruments. iii) Financial assets designated at fair value through OCI (equity instruments) Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument - by - instrument basis. Gains and losses on these financial assets are never recycled to the consolidated statement of income. Dividends are recognized as investment income in the statement of income when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment. The Group elected to classify irrevocably its unquoted equity investments and some quoted equity investments under this category. iv) Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019

28 International General Insurance Holdings Limited Annual Report & Accounts 2019 value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch. Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the statement of income. This category includes quoted funds, alternative investments and quoted equity investments which the Group had not irrevocably elected to classify at fair value through OCI. Dividends on quoted equity investments are also recognized as investment income in the statement of income when the right of payment has been established. c) Derecognition A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when: • The rights to receive cash flows from the asset have expired, or • The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass - through’ transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. d) Impairment of financial assets in scope of IFRS 9 The Group recognizes an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms, if any. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 - months (a 12 - month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). For debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due. The Group’s debt instruments at fair value through OCI comprise solely of quoted bonds that are graded in the top investment category by accredited rating agencies and, therefore, are considered to be low credit risk investments. It is the Group’s policy to origination, the allowance will be based on the lifetime ECL. The Group uses the ratings from accredited rating agencies to monitor the changes in the credit ratings, determine whether the debt instrument has significantly increased in credit risk and to estimate ECLs. The ECLs for debt instruments measured at FVOCI do not reduce the carrying amount of these financial assets in the statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to the statement of income. The accumulated gain recognized in OCI is recycled to the statement of income upon derecognition of the assets. The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. Financial assets are written off either partially or in their entirety only when the Group has stopped pursuing the recovery. If the amount to be written off is greater than the accumulated loss allowance, the difference is first treated as an addition to the allowance that is then applied against the gross carrying amount. Any subsequent recoveries are credited to credit loss expense. There were no write - offs over the periods reported in these consolidated financial statements. For cash flow purposes the Group classifies the cash flow for the acquisition and disposal of financial assets as operating cash flows, as the purchases of these investments is funded from the net cash flows associated with the origination of insurance and investment contracts and payment of benefits and claims incurred for such insurance contracts, which are respectively treated under

International General Insurance Holdings Limited
Annual Report & Accounts 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

At 31 December 2019

Investments in associates

The Group's investment in its associates is accounted for using the equity method of accounting. An associate is an entity in which the Group has significant influence, and which is neither a subsidiary nor a joint venture.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group's investment in its associates is accounted for using the equity method.

Under the equity method, the investment in the associate is carried in the consolidated statement of financial position at cost plus post-acquisition changes in the Group's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The consolidated statement of income reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes and discloses this, when applicable, in the consolidated statement of changes in equity. Profits or losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The share of profit of the associate is shown on the face of the consolidated statement of income. This is profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associates.

The financial statements of the associate are prepared for the same reporting period as the Group. Where necessary, adjustments are made to bring its accounting policies in line with the Group's.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group's investments in associates. The Group determines at each reporting date, whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the 'share of profit of an associate' in the consolidated statement of income.

Upon loss of significant influence over the associate, the Group measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in consolidated statement of income.

Investment properties

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the period in which they arise.

The fair value of the investment properties is determined by management and in doing so management considers the valuation performed by third parties who are specialists in valuing these types of investment properties.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal.

The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the consolidated statement of income in the period of derecognition. The amount of consideration to be included in the gain or loss arising from the derecognition of investment property is determined in accordance with the requirements for determining the transaction price in IFRS 15.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

Property, premises and equipment

Property, premises and equipment are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful lives using the following estimated useful lives:

	Years
Office buildings	20
Aircraft	12.5
Office furniture	5
Computers	3
Equipment	4
Leasehold improvements	5
Vehicles	5
Right-of-use assets	2-7

An item of property, plant and equipment and any significant part initially recognized, is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income when the asset is derecognized.

The assets' residual values, useful lives and method of depreciation are reviewed and adjusted if appropriate at each financial year-end. Impairment reviews take place when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses are recognized in the consolidated statement of income as an expense.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

29

International General Insurance Holdings Limited
Annual Report & Accounts 2019

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

Intangible assets include computer software and software licenses. These intangible assets are amortized on a straight-line basis over their estimated economic useful lives of 5 years.

Work in progress assets

Work in progress assets are stated at cost and include other direct costs and it is not depreciated until it is available for intended use.

Provisions

Provisions are recognized when the Group has an obligation (legal or constructive) as a result of a past event, and the costs to settle the obligation are both probable and able to be reliably measured.

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the statement of income on the purchase, sale, issue or cancellation of the Group's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in share premium.

Gross written premiums

Gross written premiums comprise the total premiums receivable for the whole period of cover provided by contracts entered into during the accounting period. They are recognized on the date on which the policy commences. Premiums include any adjustments arising in the accounting period for premiums receivable in respect of business written in prior accounting periods. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium; others are recognized as an expense. Premiums also include estimates for pipeline premiums, representing amounts due on business written but not yet notified. The Group generally estimates the pipeline premium based on management's judgment and prior experience.

Unearned premiums are those proportions of premiums written in a year that relate to periods of risk after the reporting date. Unearned premiums are calculated on a pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Reinsurance premiums

Reinsurance premiums comprise the total premiums payable for the reinsurance cover provided by retrocession contracts entered into during the year and are recognized on the date on which the policy incepts.

Premiums include any adjustments arising in the accounting period in respect of reinsurance contracts incepting in prior accounting periods.

Unearned reinsurance premiums are those proportions of premiums written in a year that relate to periods of risk after the reporting date. Unearned reinsurance premiums are deferred over the term of the underlying direct insurance policies for risks-attaching contracts and over the term of the reinsurance contract for losses occurring contracts.

Claims

Claims, comprising amounts payable to contract holders and third parties and related loss adjustment expenses, net of salvage and other recoveries, are charged to income as incurred. Claims comprise the estimated amounts payable, in respect of claims reported to the Group and those not reported at the consolidated statement of financial position date.

The Group generally estimates its claims based on appointed loss adjusters or leading underwriters' recommendations. In addition, a provision based on management's judgement and the Group's prior experience is maintained for the cost of settling claims incurred but not reported at the consolidated statement of financial position date.

Policy acquisition costs and commissions earned

Policy acquisition costs and commission earned represent commissions paid and received in relation to the acquisition and renewal of insurance and retrocession contracts which are deferred and expensed over the same period over which the corresponding premiums are recognised in accordance with the earning pattern of the underlying contract.

Liability adequacy test

At each statement of financial position date, the Group assesses whether its recognized insurance liabilities are adequate using current estimates of future cash flows under its insurance contracts. If that assessment shows that the carrying amount of its unearned premiums (less related deferred policy acquisition costs) is inadequate in light of estimated future cash flows, the entire deficiency is immediately recognized in income and an unexpired risk provision created.

The Group does not discount its liability for unpaid claims as the Group measures its insurance contract liabilities on an undiscounted basis.

Reinsurance

The Group cedes insurance risk in the normal course of business for all of its businesses. Reinsurance assets represent balances due from reinsurance companies. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims associated with the reinsurer's policies and are in accordance with the related reinsurance contract.

30

31 International General Insurance Holdings Limited Annual Report & Accounts 2019 Reinsurance assets are reviewed for impairment at each reporting date, or more frequently, when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income. Gains or losses on buying reinsurance are recognized in the consolidated statement of income immediately at the date of purchase and are not amortized. Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders. The Group also assumes reinsurance risk in the normal course of business for non - life insurance contracts where applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business. Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract. Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party. Reinsurance contracts that do not transfer significant insurance risk are accounted for directly through the statement of financial position. These are deposit assets or financial liabilities that are recognized based on the consideration paid or received less any explicit identified premiums or fees to be retained by the reinsured. Excess of loss (XOL) reinsurance The Group purchases reinsurance as part of its risk mitigation programme. of – loss reinsurance contracts designed to mitigate the Group’s net exposure of losses that exceed a specified limit including catastrophe losses. These contracts often specify a limit in losses for which the reinsurer will be responsible. This limit is agreed to in the reinsurance contract and protects the Group from dealing with an unlimited liability. Retention limits for the excess – of – loss reinsurance vary by line of business. The XOL costs are determined at the inception of the reinsurance contract and are payable upfront in the form of ‘Minimum and Deposit Premium’ (MDP) subject to premium adjustment at the end of the contract period. Deferred excess of loss premiums are those proportions of premiums paid during the year that relate to periods of risk after the reporting date. Deferred premiums are calculated on a pro rata basis. Excess of loss reinsurance also includes reinstatement premium and related cash flows within the boundary of the initial reinsurance contract arising from usage of primary reinsurance coverage limit. Reinstatement occurs at predetermined rates without giving reinsurer any right to exit or reprice the contract. This implies expected cash flows related to the reinstatement premium shall be within the boundary of the initial reinsurance contract and are not related to future contracts. Cash settled – Share based payment plan A phantom share option plan linked to the value of an ordinary share of the Group as approved by the Board of Directors has been declared during 2011. Value of an ordinary share represents book value of an ordinary share of Group determined in the latest audited financial accounts as on 31st December of each year prior to exercise date. The scheme is applicable to senior executives with more than 12 months service. The amount of bonus is determined by reference to the increase in the book value of shares covered by the option . No shares are issued or transferred to the option holder Offsetting Financial assets and financial liabilities are offset, and the net amount reported in the consolidated statement of financial position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liability simultaneously. Income and expense are not offset in the consolidated statement of income unless required or permitted by any accounting standard or interpretation. Foreign currencies The Group’s consolidated financial statements are presented in United States Dollars, which is also the functional currency of the Group. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions and balances Transactions in foreign currencies are initially recorded by the Group entities at their respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange ruling at the reporting date. All differences are taken to the consolidated statement of income. Non - monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non - monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Group companies The assets and liabilities of foreign operations are translated into United States Dollars at the rate of exchange prevailing at the reporting date and their statements of income are translated at exchange rates prevailing at the date of the transactions. The exchange differences arising on the translation are recognized in the consolidated NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019

32 International General Insurance Holdings Limited Annual Report & Accounts 2019 Taxation The charge or credit for taxation is based upon the profit or loss for the year and takes into account taxation deferred because of temporary differences between the treatment of certain items for taxation and accounting purposes. Current income tax Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries were the Group operates and generates taxable income. Deferred tax Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credit and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Interest income Interest income included in investment income is recognized as the interest accrues using the effective interest method, under which the rate used exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Dividend income Dividend revenue included in investment income is recognized when the right to receive the payment is established. Other revenues and expenses Other revenues consist of chartered flights revenues which are recognized when the transportation is provided. Related expenses are recognized in the same period as the revenues to which they relate. Leasing (Prior to IFRS 16 adoption) The Group has no finance lease arrangements. The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement at the inception date and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement. Group as a lessee Leases that do not transfer to the Group substantially all the risks and benefits incidental to ownership of the leased items are operating leases. Operating lease payments are recognized as an expense in the income statement on a straight - line basis over the lease term. Contingent rentals are recognized as an expense in the period in which they are incurred. Group as a lessor Leases in which the Group does not transfer substantially all of the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Rental income from operating leases is recognized on a straight - line basis over the term of lease . Fair values Fair value is the price that would be received to sell an asset or paid to transfer a liability in an transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: In the principal market for the asset or liability, or In the absence of a principal market, in the most advantageous market for the asset or liability The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non - financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole : Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

33 International General Insurance Holdings Limited Annual Report & Accounts 2019 a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re - assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The Group’s management determines the policies and procedures for both recurring fair value measurement, such as unquoted available for sale financial assets. At each reporting date, the management analyses the movements in the values of assets and liabilities which are required to be re - measured or re - assessed as per the Group’s accounting policies. For this analysis, the management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents. For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above. Segment reporting Reporting segments and segment measures are explained and disclosed in note 30 Segment information. Listing related costs Listing transaction related costs are charged to the consolidated statement of income as incurred. Significant accounting judgements, estimates and assumptions The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Judgements In the process of applying the Group’s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect in the amounts recognized in the consolidated financial statements: Classification of investments Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Financial instruments are initially recognized on the trade date measured at their fair value. Except for financial assets and financial liabilities recorded at FVTPL, transaction costs are added to this amount. The Group classifies all its financial assets based on the business model for managing the assets and the asset’s contractual terms. The categories include the following: • Amortized cost • FVOCI • FVTPL Estimates and assumptions The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Valuation of insurance contract liabilities Considerable judgement by management is required in the estimation of amounts due to contract holders arising from claims made under insurance contracts. Such estimates are necessarily based on assumptions about several factors involving varying, and possibly significant, degrees of judgement and uncertainty and actual results may differ from management’s estimates resulting in future changes in estimated liabilities. In particular, estimates have to be made both for the expected ultimate cost of claims reported at the consolidated statement of financial position date and for the expected ultimate cost of claims incurred but not yet reported (IBNR) at the consolidated statement of financial position date. The primary technique adopted by management in estimating the cost of notified and IBNR claims, is that of using past claim settlement trends to predict future claims settlement trends. Claims requiring court or arbitration decisions are estimated individually. Independent loss adjustors normally estimate property claims. Management reviews its provisions for claims incurred, and claims incurred but not reported, on a quarterly basis. Similar judgements, estimates and assumptions are employed in the assessment of adequacy of provisions for unearned premiums. Judgement is also required in determining whether the pattern of insurance service provided by a contract requires amortization of unearned premiums on a basis other than time apportionment. Total carrying amount of insurance contract liabilities as at year ended 31 December 2019 was USD 413,052,855 (2018: USD 384,379,841). As at 31 December 2019, gross incurred but not reported claims (IBNR) amounted to USD 120,330,776 (2018: USD 98,609,584) out of the total insurance contract liabilities. Investment properties Investment properties amounted to USD 25,712,312 as at 31 December 2019 (2018: USD 30,655,214) are stated at NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019

34 International General Insurance Holdings Limited Annual Report & Accounts 2019 valuation performed by a third - party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm). Expected credit loss for insurance receivables The Group uses a provision matrix to calculate ECLs for insurance receivables. The provision rates are based on days past due for groupings of various policy holder’s segments that have similar default patterns. The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward - looking information. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults in the sector, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward - looking estimates are analyzed. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of policy holder’s actual default in the future. In its ECL models, the Group relies on a range of forward - looking information as economic inputs, such as : • Real GDP growth by region • Projected GDP growth by region In determining impairment of financial assets, judgement is required in the estimation of the amount and timing of future cash flows as well as an assessment of whether the credit risk on the financial asset has increased significantly since initial recognition and incorporation of forward - looking information in the measurement of ECL. The Group considers insurance receivables in default when contractual payments are 360 days past due, and in doing so management considers but does not depend only on the age of the relevant accounts receivable. The adequacy of the Group’s past estimates as well as the high turnover ratio of receivables are also considered as main factors in evaluating the collectability of insurance receivables, especially in regions where the Group has experienced historical trends of slow collection such as the Middle East and Africa. Even in such regions, however, the Group has typically ultimately recovered the due premiums in full. The Group has in place credit appraisal policies for written business. The Group monitors and follows up on receivables for insurance transactions on an ongoing basis. Wherever, as a result of this formal chasing process, management determines that the settlement of a receivable is not probable, a notice of cancellation (NOC) will be issued within 30 – 60 days from the premium past due date. If the premium due is not paid within the NOC period, the insurance policy will be cancelled ab initio. The Group does not pay claims on policies where the policyholder is past due on premium payments, except for cases where the policyholder’s broker confirms that the due premium is in the process of being collected. Total expected credit losses on insurance receivables as at year ended 31 December 2019 was USD 6,393,719 (2018: USD 6,093,638). Ultimate premiums In addition to reported premium income, the Group also includes an estimate for pipeline premiums representing amount due on business written but not yet reported. This is based on management’s judgement of market conditions and historical data using premium development patterns evident from active underwriting years to predict ultimate premiums trends at the close of the fiscal period. Estimated pipeline premiums as at year ended 31 December 2019 USD 5,307,350 (2018: USD 5,242,979).

35 International General Insurance Holdings Limited Annual Report & Accounts 2019 The movement in the expected credit losses is as follows: Insurance receivables are non - interest bearing. The Group does not obtain collateral over insurance receivables. The deposits are denominated in US Dollars and dollar pegged currencies and are held for varying periods between one month to one year depending on the immediate cash requirements of the Group. 4. INSURANCE RECEIVABLES (a) CASH AND CASH EQUIVALENTS 2019 USD 2018 USD Cash and bank balances 1 6 7 , 7 6 7 ,3 9 3 1 5 9 , 4 78 ,3 6 4 Deposits with original maturities of three months or less 24 , 6 9 2, 4 7 4 2 5 ,2 5 4 , 00 0 1 9 2, 4 5 9 , 8 6 7 1 8 4 , 7 32 ,3 6 4 (b) TERM DEPOSITS 2019 USD 2018 USD Total deposits 1 4 4, 4 4 5, 6 9 4 1 0 0, 5 8 1 , 2 3 1 Less: Deposits with original maturities of three months or less - note 3 (a) ( 24 , 6 9 2, 4 7 4 ) ( 2 5 ,2 5 4 , 00 0 ) 1 1 9 , 7 5 3 , 22 0 7 5 , 3 2 7 , 2 3 1 2019 USD 2018 USD Receivables from insurance companies and intermediaries 1 1 9 , 36 8 , 56 3 1 1 4, 3 4 1 , 2 6 9 Less: Expected credit losses on insurance receivables ( 6 ,3 9 3 , 7 1 9 ) ( 6, 0 9 3, 63 8 ) 1 1 2 , 9 7 4 , 8 4 4 1 0 8, 2 4 7 , 6 3 1 2019 USD 2018 USD Opening balance 6, 0 9 3, 63 8 5,6 2 1 , 51 4 Provision for the year 6 28, 8 8 7 4 7 2 , 1 2 4 Write - offs ( 3 28, 8 0 6) - Ending balance 6 ,3 9 3 , 7 19 6, 0 9 3, 63 8 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 3. CASH AT BANKS

36 International General Insurance Holdings Limited Annual Report & Accounts 2019 5. INVESTMENTS The details of the Group’s financial investments for the years 2019 and 2018 are as follows: The movement on the expected credit losses and impairment provision for the bonds at amortized cost is as follows: The reversal of allowance for bonds at FVTOCI for the year 2019 of USD 22,764 (note 22) does not change the carrying amount of these investments (which are measured at fair value but gives rise to an equal and opposite gain in OCI). 2019 USD 2018 USD OPENING BALANCE 2 8 0 , 4 50 28 6, 6 9 8 Release of provision for investment in debt securities ( 1 2 , 8 2 7 ) ( 6 ,2 4 8) ENDING BALANCE 2 6 7 , 6 2 3 28 0 , 4 50 31 December 2019 A mo r t iz e d C o s t U S D Fair value through other c omp r ehensi v e income USD Fair value th r ough statement of in c ome USD T o t a l U S D Unquoted bonds* 3 , 23 5 ,8 9 6 – – 3 , 23 5 ,8 9 6 Quoted bonds – 2 0 8 ,525 , 3 6 1 – 2 0 8 ,525 , 3 6 1 Quoted funds and alternative investments – – 8 , 2 6 1 , 03 3 8 , 2 6 1 , 03 3 Quoted equities – 1 4 ,6 28 , 5 5 8 1 3, 5 4 4 , 5 4 2 28 , 1 7 3 , 1 0 0 Unquoted equities** – 5 , 7 9 4 , 1 8 7 – 5 , 7 9 4 , 1 8 7 Expected credit losses and impairment (2 6 7 ,6 2 3 ) – – (2 6 7 , 6 2 3 ) 2 , 9 6 8 , 27 3 228 , 9 4 8 , 1 0 6 2 1 , 8 0 5,575 2 5 3 , 7 2 1 , 9 5 4 31 December 2018 A mo r t iz e d C o s t U S D Fair value through other c omp r ehensi v e income USD Fair value th r ough statement of in c ome USD T o t a l U S D Unquoted bonds* 3 , 7 3 7 , 2 8 7 – – 3 , 7 3 7 , 2 8 7 Quoted bonds – 1 6 2 , 1 6 1, 9 1 4 – 1 6 2 , 1 6 1, 9 1 4 Quoted funds and alternative investments – – 8 , 3 8 3, 5 9 3 8 , 3 8 3, 5 9 3 Quoted equities – 1 5 , 3 2 0 , 3 1 0 5, 5 9 4 , 070 2 0 , 9 1 4, 3 8 0 Unquoted equities** – 5 , 9 8 8 , 0 8 7 – 5 , 9 8 8 , 0 8 7 Expected credit losses and impairment ( 28 0 , 4 5 0 ) – – ( 28 0 , 4 5 0 ) 3 , 4 5 6, 8 37 1 8 3 , 4 7 0 , 3 11 1 3 , 9 7 7 , 6 6 3 2 0 0 , 9 0 4 , 8 11

37 International General Insurance Holdings Limited Annual Report & Accounts 2019 *** As at 31 December 2019, the fair value measurement of the unquoted equity investment valued at USD 5,261,387 was based on a combination of valuation multiples, with greater weight given to price to book value multiple. This has implied an equity value range of USD 5,110,200 to USD 5,561,100. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 * The Group has an investment in an unquoted bond denominated in JOD (USD pegged currency) issued by ‘Specialized Investment Compound Co.’ a local company based in Jordan with a maturity date of 22nd February 2016. Said company is currently under liquidation, due to which 85% of original bond holdings with nominal value amounted to USD 1,235,543 were not paid on that maturity date. These bonds are backed up by collateral in the form of real estate properties. However, the Group management has provided USD 250,000 to cover any potential impairment in the value of the collateral held against said investment. ** The Group has two unquoted equity investments under level 3 designated at fair value through OCI valued at USD 5,261,387 (2018: USD 5,263,777) and USD 532,800 (2018: USD 724,310). As at 31 December 2018, the fair value of the unquoted equities was recorded by adopting a market approach using the price of the most recent sale transaction as a basis to arrive at a value of these investments. As at 31 December 2019, there was no information available about recent sale transactions. Accordingly, the Group has used an alternative valuation technique called ‘multiples - based valuation’ whereby earnings - based multiples of comparable companies as at 31 December 2019 were considered for the valuation. There are no active markets for these investments and the Group intends to hold them for the long term. The table below shows the sensitivity of the fair value of Level 3 financial assets as at 31 December 2019 and 2018: % Positive impact USD Negative impact USD Valuation variables 2019 +/ - 10 5 7 3 , 9 7 4 ( 5 7 3 , 9 7 4 ) Market multiples applied to a range of financial performance measures *** 2018 +/ - 10 5 9 8 , 808 ( 5 9 8 , 80 8 ) Price of most recent sale transaction

38 International General Insurance Holdings Limited Annual Report & Accounts 2019 6. INVESTMENTS IN ASSOCIATES The Group holds 32.7% equity ownership interest in companies registered in Lebanon as shown below, the investments in associated companies are accounted for using the equity method: Country of in c orpo r atio n Ownership 2 0 19 2 0 18 Star Rock SAL Lebanon L e b a non 3 2 . 7% 3 2 . 7 % Sina SAL Lebanon L e b a non 3 2 . 7% 3 2 . 7 % Silver Rock SAL Lebanon L e b a non 3 2 . 7% 3 2 . 7 % Golden Rock SAL Lebanon L e b a non 3 2 . 7% 3 2 . 7 % Movement on investments in associates is as follows: 2019 USD 2018 USD Opening balance 1 3 , 4 3 7 , 7 7 8 1 4, 3 2 3 , 4 51 Share of associated companies’ financial results ( 6 ,3 9 3 ) 3 6 , 9 17 Investment properties fair value adjustment ( 4 95 , 7 3 6 ) ( 8 3 8 , 7 4 8) Reversal of (provision) for contingent liabilities 1 26,025 ( 8 3, 8 4 2 ) Share of profit or loss from associates ( 3 7 6 , 1 0 4 ) ( 8 8 5 , 6 7 3 ) 1 3, 0 6 1 , 6 74 1 3 , 4 3 7 , 7 7 8

39 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 The following tables include summarized information of the Group’s investments in associates for each year presented: This information is presented on a 100% basis and reflects adjustments made by the Group to the associated companies own results in applying the equity method of accounting. Adjustments to the carrying amount are recognized for changes in the Group’s proportionate interest in the associates arising from changes in the associate’s equity that have not been recognized in the associate’s profit or loss. Changes include those arising from the revaluation of investment properties of the associates and provisions related to the income tax and social security contingencies that may arise on the associates. 2019 Star Rock SAL Lebanon U SD Sina SAL L e b ano n U SD Silver Rock SAL Lebanon U SD Golden Rock SAL Lebanon USD T o t a l U S D Current assets 6 2 ,3 5 9 4 9 , 2 2 4 6 1 , 2 67 7 7 9 ,8 7 1 95 2 , 7 2 1 Non - current assets 4 , 9 7 0 ,390 3 , 7 8 2 , 1 4 9 5 ,4 0 5 , 4 04 3 3 ,35 5 , 44 3 4 7 , 5 1 3 , 386 Current liabilities ( 1, 79 0 , 8 4 7 ) ( 2 , 2 0 8 , 9 3 1 ) ( 38 0 , 7 1 4 ) ( 2 , 60 6, 5 1 8 ) ( 6 , 98 7 , 0 1 0 ) NON - CURRENT LIABILITIES ( 1 3 6, 0 8 1 ) ( 1 6 2 , 0 3 4 ) ( 8 9 , 7 4 7 ) ( 1 , 1 4 7 , 2 77 ) ( 1 , 5 3 5 , 1 3 9 ) NET ASSETS 3 , 1 0 5 , 8 2 1 1 ,4 6 0 ,4 0 8 4 , 9 9 6 , 2 1 0 3 0 , 3 8 1 , 5 1 9 3 9 , 9 4 3 , 9 5 8 THE GROUP’S SHARE OF NET ASSETS 1 , 0 1 5, 6 0 3 4 7 7 , 5 5 3 1 , 63 3 , 7 6 1 9 , 9 34 , 757 1 3, 0 6 1 , 6 74 2018 Star Rock SAL Lebanon U SD Sina SAL L e b ano n U SD Silver Rock SAL Lebanon U SD Golden Rock SAL Lebanon USD T o t a l U S D Current assets 4 4, 4 9 1 4 6 , 2 2 5 1 1 6 , 2 8 7 5 8 7 , 5 3 1 7 9 4 , 534 Non - current assets 5 , 20 5 , 2 4 4 3 , 9 26 ,42 7 5, 6 1 0 ,30 2 3 4 , 7 6 6 , 7 8 3 4 9 , 50 8 , 7 56 Current liabilities (1 , 8 0 1 , 06 6 ) ( 2, 2 4 7 , 3 7 3 ) ( 4 8 8 , 9 2 5) ( 2 , 7 5 1 , 2 7 4 ) ( 7 , 2 8 8 , 63 8 ) NON - CURRENT LIABILITIES ( 1 3 5 , 9 3 4 ) ( 1 4 9 , 5 1 5 ) ( 1 4 3, 6 7 7) (1 , 4 9 1 , 4 0 9 ) (1, 92 0, 5 3 5 ) NET ASSETS 3 , 3 1 2 , 73 5 1 , 5 7 5 , 7 6 4 5, 0 9 3 , 9 8 7 3 1 ,11 1 , 6 3 1 4 1 , 0 9 4 ,1 1 7 THE GROUP’S SHARE OF NET ASSETS 1 , 0 8 3 , 2 6 5 5 1 5 , 27 5 1 , 66 5 , 73 5 1 0 , 1 7 3, 5 0 3 1 3 , 4 3 7 , 7 7 8

40 International General Insurance Holdings Limited Annual Report & Accounts 2019 Associates’ revenues and results: 2019 Star Rock SAL Lebanon U SD Sina SAL L e b ano n U SD Silver Rock SAL Lebanon U SD Golden Rock SAL Lebanon USD T o t a l U S D Revenues 7 2 ,3 7 1 6 1 , 4 2 0 11 1, 72 8 1 , 03 8, 3 6 6 1 , 2 8 3 , 8 8 5 Net (loss) ( 20 6 , 9 1 6 ) ( 1 1 5 ,3 5 7 ) ( 9 7 , 7 8 1 ) ( 73 0 , 1 1 0 ) ( 1 , 1 5 0 , 1 6 4 ) THE GROUP’S SHARE OF (LOSS) ( 6 7 , 6 6 2) ( 3 7 , 722) (3 1 , 9 7 4 ) ( 2 3 8 , 7 4 6 ) ( 3 7 6 , 1 0 4 ) Associates’ revenues and results: 2018 Star Rock SAL Lebanon U SD Sina SAL L e b ano n U SD Silver Rock SAL Lebanon U SD Golden Rock SAL Lebanon USD T o t a l U S D Revenues 1 3 4 , 6 76 6 8 , 6 01 1 6 6, 0 61 1 , 1 6 5 , 7 2 9 1 , 5 3 5, 0 6 7 Net (loss) ( 2 4 5 , 4 9 5 ) ( 2 4 0 , 2 2 8) ( 2 3 6,5 2 4 ) (1, 9 8 6 , 2 3 4 ) ( 2 , 7 0 8 , 4 8 1 ) THE GROUP’S SHARE OF (LOSS) ( 8 0 , 27 7) ( 78 , 55 5 ) ( 7 7 , 3 4 3 ) ( 6 4 9 , 4 9 8 ) ( 8 8 5, 6 7 3 ) Associates’ revenues and results: 2017 Star Rock SAL Lebanon U SD Sina SAL L e b ano n U SD Silver Rock SAL Lebanon U SD Golden Rock SAL Lebanon USD T o t a l U S D Revenues 9 0, 0 06 5 2 , 8 0 3 1 4 7 , 9 7 6 1 , 1 95 , 2 1 7 1 , 4 8 6, 0 02 Net profit 4 0 8 , 1 6 1 17 4 , 9 7 7 1 9 6 , 7 6 9 2,2 5 4,3 9 6 3, 0 3 4,3 0 3 THE GROUP’S SHARE OF PROFIT 1 3 3 , 4 6 9 5 7 , 2 1 7 6 4, 3 4 4 7 3 7, 1 8 8 99 2, 2 1 8 The following table includes summarized information of the Group’s share of (loss) profit from associates for years 2019, 2018 and 2017. The associates’ main business is investing in investment properties. The investment properties of the associates are stated at fair value to bring the associated companies accounting policies in line with the Group’s. The fair value of the investment properties has been determined by management and in doing so has considered valuation performed by third party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm) which represents the significant unobservable input used in the valuation process. All the investment properties generated rental income during the current year and the prior years.

41 International General Insurance Holdings Limited Annual Report & Accounts 2019 G r o s s U S D 2019 R ei n s ure r s ’ sha r e U S D N e t U S D AT THE BEGINNING OF THE YEAR Reported claims 28 5 , 7 7 0 , 257 (170,124,934) 1 1 5, 6 4 5 , 3 2 3 Claims incurred but not reported 98 , 60 9 , 5 8 4 (17,440,448) 8 1 , 1 6 9 , 1 3 6 3 84 ,37 9 , 8 4 1 (187,565,382) 1 9 6 , 8 1 4, 4 5 9 Claims paid ( 1 3 1 , 1 5 1 , 1 2 2) 53,113,606 ( 78 , 0 3 7 , 5 1 6 ) Provided during the year related to current accident year 1 5 0 , 79 9 , 5 9 4 (26,443,648) 1 24 ,35 5 , 9 4 6 Provided during the year related to previous accident years 9 ,0 24 , 5 4 2 (15,317,000) ( 6 , 29 2, 45 8 ) At the end of the year 4 1 3, 0 5 2 ,85 5 (176,212,424) 2 3 6 , 84 0 , 4 31 AT THE END OF THE YEAR Reported claims 29 2 , 72 2 , 07 9 (163,190,980) 1 2 9 , 5 3 1 , 09 9 Claims incurred but not reported 1 2 0 , 3 3 0 , 7 7 6 (13,021,444) 1 0 7 ,30 9 , 3 32 4 1 3, 0 5 2 ,85 5 (176,212,424) 2 3 6 , 84 0 , 4 31 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 7. OUTSTANDING CLAIMS Movement in outstanding claims

International General Insurance Holdings Limited
Annual Report & Accounts 2019

2018			2017		
Gross USD	Reinsurers' share USD	Net USD	Gross USD	Reinsurers' share USD	Net USD
303,254,937	(178,617,218)	124,637,719	244,216,392	(122,735,801)	121,480,591
79,972,504	(7,974,801)	71,997,703	90,954,902	(20,329,907)	70,624,995
383,227,441	(186,592,019)	196,635,422	335,171,294	(143,065,708)	192,105,586
(209,892,000)	124,783,536	(85,108,464)	(204,098,071)	121,697,370	(82,400,701)
196,708,805	(102,442,564)	94,266,241	278,298,318	(167,956,984)	110,341,334
14,335,595	(23,314,335)	(8,978,740)	(26,144,100)	2,733,303	(23,410,797)
384,379,841	(187,565,382)	196,814,459	383,227,441	(186,592,019)	196,635,422
285,770,257	(170,124,934)	115,645,323	303,254,937	(178,617,218)	124,637,719
98,609,584	(17,440,448)	81,169,136	79,972,504	(7,974,801)	71,997,703
384,379,841	(187,565,382)	196,814,459	383,227,441	(186,592,019)	196,635,422

42

43 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 CLAIMS DEVELOPMENT The following tables show the estimate of cumulative incurred claims, including both reported claims and claims incurred but not reported for each successive accident year at each statement of financial position date, together with cumulative payments to date. 2 0 0 5 U SD 2 0 0 6 U SD 2 0 07 U SD 2 0 0 8 U SD 2 0 09 U SD 2010 U SD 2011 U SD AT END OF ACCIDENT YEAR 25 , 3 6 2 , 4 1 6 25,254,263 37,939,544 114,560,922 94,375,639 122,323,418 128,498,162 One year later 44,520,499 3 5 ,1 1 0 , 4 8 5 54,041,148 125,149,178 75,295,485 1 0 8 , 5 2 2, 8 1 6 106,566,918 Two years later 47,504,859 4 0 , 8 9 4 , 9 23 5 3 , 3 7 9 , 6 1 1 119,412,667 6 7 , 1 1 8 , 5 2 9 1 0 5, 9 4 3 , 1 10 100,764,212 Three years later 4 7 , 3 5 4 , 9 4 0 39,641,082 53,971,648 121,676,478 6 8 , 4 9 6 ,7 0 4 100,572,066 1 1 0 , 2 8 6, 0 1 4 Four years later 46,829,976 37,331,379 53,468,989 119,839,220 6 8 , 2 1 7 , 2 0 8 9 9 , 51 3 ,33 4 114,464,267 Five years later 46,391,258 37,665,596 53,393,860 113,090,591 67,908,658 101,599,381 110,266,231 Six years later 47,224,929 36,800,576 5 0 , 5 3 4 , 7 3 9 1 1 2 , 1 2 5 ,3 4 8 67,807,370 100,198,544 11 1 , 7 7 4 , 2 8 4 Seven years later 46,211,206 3 5 , 6 0 0 , 9 3 5 49,718,456 110,400,053 67,613,678 1 0 0 , 3 0 2, 9 61 110,644,445 Eight years later 46,232,192 35,318,464 49,552,802 110,588,511 6 8 , 1 1 4 , 668 100,073,144 11 1 , 0 2 8 , 2 7 5 Nine years later 4 6 , 2 2 4 ,7 8 4 34,796,272 4 9 , 3 7 4 , 8 9 1 111,162,234 68,950,049 1 0 0 , 1 1 9 , 8 9 9 – Ten years later 4 5 , 7 3 7 , 6 57 34,609,372 49,361,720 11 1 , 3 7 1 , 58 0 68,881,829 – – Eleven years later 45,608,779 3 4 , 5 5 3 , 5 3 7 49,312,510 111,500,390 – – – Twelve years later 45,609,384 34,422,917 4 9 , 30 3 , 9 7 6 – – – – Thirteen years later 45,602,039 34,377,940 – – – – – Fourteen years later 45,613,014 – – – – – – Current estimate of cumulative claims incurred 45,613,014 34,377,940 4 9 , 30 3 , 9 7 6 111,500,390 68,881,829 1 0 0 , 1 1 9 , 8 9 9 11 1 , 0 2 8 , 2 7 5 6 7 , 8 5 4 ,0 3 9 9 9 , 5 8 2 , 2 9 6 1 0 2,7 0 9 ,7 2 7 8. UNEARNED PREMIUMS G ro s s U SD 2019 R ei n s ure r s ’ share U SD N e t U SD Opening balance 168,254,688 (32,566,847) 135,687,841 Premiums written 349,291,905 (97,139,370) 25 2 , 1 5 2, 5 3 5 Premiums earned (311,332,564) 95,789,668 (215,542,896) 206,214,029 (33,916,549) 172,297,480 Cumulative payments to date 45,612,133 33,701,658 49,301,701 110,725,084 TOTAL LIABILITY INCLUDED IN THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

International General Insurance Holdings Limited
Annual Report & Accounts 2019

2012 USD	2013 USD	2014 USD	2015 USD	2016 USD	2017 USD	2018 USD	2019 USD	Total USD
133,595,104	159,549,092	152,384,186	174,601,048	175,094,042	278,298,318	196,708,806	**150,799,594**	
119,424,721	155,958,329	114,972,073	160,100,166	173,369,296	309,257,783	219,593,452	–	
108,556,804	148,160,641	101,352,163	149,533,104	167,694,979	317,052,504	–	–	
110,046,062	142,309,348	92,846,420	145,920,851	158,572,219	–	–	–	
103,996,492	133,916,518	88,210,215	142,926,388	–	–	–	–	
104,540,662	132,991,755	85,621,385	–	–	–	–	–	
103,167,021	130,843,807	–	–	–	–	–	–	
97,917,558	–	–	–	–	–	–	–	
–	–	–	–	–	–	–	–	
–	–	–	–	–	–	–	–	
–	–	–	–	–	–	–	–	
–	–	–	–	–	–	–	–	
–	–	–	–	–	–	–	–	
–	–	–	–	–	–	–	–	
–	–	–	–	–	–	–	–	
97,917,558	130,843,807	85,621,385	142,926,388	158,572,219	317,052,504	219,593,452	**150,799,594**	**1,824,152,230**
94,781,375	128,732,202	82,445,136	135,516,537	149,115,128	224,833,333	68,579,482	**17,609,544**	**1,411,099,375**
								413,052,855

2018 Gross USD	2018 Reinsurers' share USD	2018 Net USD	2017 Gross USD	2017 Reinsurers' share USD	2017 Net USD
156,694,025	(41,126,963)	115,567,062	133,670,895	(32,138,490)	101,532,405
301,618,486	(98,188,088)	203,430,398	275,102,191	(114,334,750)	160,767,441
(290,057,823)	106,748,204	(183,309,619)	(252,079,061)	105,346,277	(146,732,784)
168,254,688	(32,566,847)	135,687,841	156,694,025	(41,126,963)	115,567,062

44

45 International General Insurance Holdings Limited Annual Report & Accounts 2019 2019 USD 2018 2017 USD USD Opening balance 1 2, 4 4 8 , 6 7 1 1 1 , 6 1 2 , 6 5 4 8, 87 8 , 9 6 8 Additions 3 7 , 4 9 1, 7 5 3 24 , 9 4 5 , 4 3 6 2 8 , 6 6 4 , 3 6 8 Charged to consolidated income statement under reinsures’ share of insurance premiums ( 34 , 7 6 7 , 7 1 7 ) ( 2 4 , 1 0 9 , 4 1 9 ) ( 25 , 9 3 0, 6 8 2 ) ENDING BALANCE 1 5 , 1 7 2 , 70 7 1 2 , 4 4 8 , 6 7 1 1 1 , 6 1 2 , 6 5 4 2019 USD 2018 2017 USD USD Opening balance 3 6 ,4 0 3 , 8 3 1 32 , 9 1 5 , 9 6 5 2 8 , 2 8 6 ,2 4 8 Acquisition costs during the year 64 , 6 75, 0 3 5 6 2, 2 6 8 , 5 4 2 5 7 , 5 7 0 , 7 7 4 Charged to consolidated statement of income (5 9 , 3 6 5,5 77 ) ( 5 8 , 7 8 0, 6 7 6 ) ( 52 , 9 4 1 , 0 57 ) ENDING BALANCE 4 1, 7 1 3 , 289 3 6 , 40 3, 8 3 1 3 2 , 9 1 5 , 9 6 5 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 9. DEFERRED EXCESS OF LOSS PREMIUMS The movement in deferred excess of loss premiums in the consolidated statement of financial position is as follows: 10. DEFERRED POLICY ACQUISITION COSTS

46 International General Insurance Holdings Limited Annual Report & Accounts 2019 The carrying values of the other assets above as at years ending 31 December 2019 and 2018 approximate fair value. 11. OTHER ASSETS 2019 USD 2018 USD Accrued interest income 2 , 58 0, 0 9 1 1 , 8 3 0 , 7 2 2 Due from related party (note 26) 1 ,85 5 ,4 6 1 - Prepaid expenses 1 ,3 0 3 ,3 52 1 , 2 8 4 , 7 3 8 Refundable deposits 1 1 9 ,0 2 0 2 2 1 , 7 7 9 Employees receivables 6 0 , 1 9 9 4 4 5 , 3 74 Funds held in trust accounts 1 , 5 1 8 , 0 41 1 , 0 0 6 , 73 5 Income tax receivables 1 3 2 , 72 2 1 8 7 , 6 0 4 Trade receivables 6 , 70 7 9 , 36 6 Others 1 78 , 6 32 7 4 , 7 3 2 7 , 7 54 , 2 25 5 , 0 6 1 , 0 5 0

47 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 12. INVESTMENT PROPERTIES The following table includes summarized information of the Group’s investment properties: * Land amounting to USD 5,649,008 as at 31 December 2019 (2018: USD 10,342,737) is registered in the name of one of the Directors of the Group. The Group has obtained a proxy over this investment property (note 26). The fair value of investment properties has been determined by management and in doing so has considered a valuation performed by a third parties who are specialists in valuing these types of investment properties. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The management believes that this valuation technique falls under level 3 of the fair value hierarchy since investment properties market is not very active. C omme r cial b ui l di n g USD 2019 L an d * U S D T o t a l U S D Opening balance 2 0 , 3 1 2, 4 7 7 1 0 , 3 4 2 , 73 7 30,655,214 Additions – 7 4 5 , 2 8 1 7 4 5 , 2 8 1 Sale of investment properties – ( 5 , 3 8 3 , 7 0 1 ) ( 5 , 3 8 3 , 7 0 1 ) Fair value adjustment (note 22) ( 2 4 9 , 1 7 3 ) ( 5 5 ,30 9 ) ( 3 04,4 82) ENDING BALANCE 2 0, 0 6 3 ,3 0 4 5, 6 4 9 , 0 0 8 25,712,312 C omme r cial b ui l di n g USD 2018 L an d * U S D T o t a l U S D Opening balance 2 0 , 2 1 8 , 5 4 3 1 0 , 3 4 2 , 7 3 7 3 0, 5 6 1 , 28 0 Fair value adjustment (note 22) 9 3 , 9 3 4 – 9 3 , 9 3 4 ENDING BALANCE 2 0 , 3 1 2 , 4 7 7 1 0 , 3 4 2 , 7 3 7 3 0, 65 5 , 2 1 4

48 International General Insurance Holdings Limited Annual Report & Accounts 2019 The sensitivity of the Group financial statements to the change in the price used for the valuation of the investment properties was as the following: % Price per square meter USD Impact on statement of income for the increase in price per square meter USD Impact on statement of income for the decrease in price per square meter U SD Commercial building 2019 +/ - 10 1 , 1 2 2 2 , 0 0 6 , 3 3 0 ( 2 , 0 0 6 , 3 3 0) 2018 +/ - 10 1 , 1 3 9 2 , 0 3 1 , 2 4 8 ( 2 , 0 3 1 , 2 4 8 ) % Price per square meter USD Impact on statement of income for the increase in price per square meter USD Impact on statement of income for the decrease in price per square meter U SD Land 2019 +/ - 10 2 0 3 5 64 , 9 0 1 ( 5 64 , 9 0 1 ) 2018 +/ - 10 1 5 1 1 , 0 3 4 , 2 74 (1 , 0 3 4 , 2 7 4 )

49 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 13. PROPERTY, PREMISES AND EQUIPMENT O f f i ce b ui l di ng s U SD Aircraft U SD O f f i ce f u r n i tur e U SD Computers U SD COST At 1 January 2019 2 , 6 7 4 ,5 2 1 1 1 , 29 0 ,4 0 5 1 , 63 3 , 3 14 1 , 5 5 3 , 78 9 Impact of the IFRS 16 adoption (note 2) – – – – ADJUSTED BALANCE 2 , 6 7 4 ,5 2 1 1 1 , 29 0 ,4 0 5 1 , 63 3 , 3 14 1 , 5 5 3 , 78 9 Additions 3, 6 1 4 – 1 9 , 1 52 1 2 2 , 9 8 1 Disposals – – – (3 1 , 2 6 1 ) At 31 December 2019 2 , 6 78 , 1 3 5 1 1 , 29 0 ,4 0 5 1 , 6 5 2,4 6 6 1 , 6 4 5, 50 9 DEPRECIATION At 1 January 2019 75 7 , 2 0 0 1 , 8 0 6 ,46 4 1 , 325, 5 6 9 1 , 2 9 7 , 9 3 9 Deprecation for the year 1 3 6 , 4 4 9 9 0 3 , 2 32 5 6 , 7 4 9 1 6 9 ,39 0 Disposals – – – (3 1 , 2 6 1 ) At 31 December 2019 8 9 3, 6 49 2 , 70 9 , 6 9 6 1 , 3 8 2 , 3 1 8 1 , 4 3 6, 0 68 NET CARRYING AMOUNT At 31 December 2019 1, 7 84,4 8 6 8 , 58 0 , 70 9 27 0 , 1 4 8 20 9 , 4 4 1 COST At 1 January 2018 2 , 6 6 9 , 7 6 3 1 1 , 2 9 0 , 4 0 5 1 , 51 3, 8 3 1 1 , 4 1 3 , 1 82 Additions 4 , 7 5 8 – 1 1 9 , 48 3 1 4 0, 6 0 7 At 31 December 2018 2 , 6 7 4 ,5 2 1 1 1 , 2 9 0 , 4 0 5 1 , 63 3 , 3 1 4 1 , 5 5 3 , 7 8 9 DEPRECIATION At 1 January 2018 7 0 4 , 2 1 9 9 0 3 , 2 3 2 1 , 27 3, 0 4 7 1 , 1 8 4 ,1 1 7 Deprecation for the year 5 2 , 9 8 1 9 0 3 , 2 3 2 5 2 ,5 2 2 1 1 3, 82 2 At 31 December 2018 7 5 7 , 2 0 0 1 , 8 0 6 , 4 6 4 1 , 32 5, 5 6 9 1 , 2 9 7 , 9 3 9 NET CARRYING AMOUNT At 31 December 2018 1, 9 1 7 ,3 2 1 9 , 48 3 , 9 4 1 3 0 7 , 7 4 5 2 5 5, 8 5 0 The depreciation of the aircraft for the year ended 31 December 2019 amounted to USD 903,232 (2018: USD 903,232) (2017: USD 903,232) was allocated proportionally between the other expenses and general and administrative expenses based on the flight hours of chartered trips and business - related trips.

50 International General Insurance Holdings Limited Annual Report & Accounts 2019 Equipment U SD Leas eho l d i mp rove m e n t s U SD Vehicles U SD Work in P r o gr e s s U SD Right of use assets U SD T o t a l U S D 2 8 1 ,370 1 , 3 2 0 , 27 3 9 64 , 5 31 – – 1 9 , 7 1 8 , 2 0 3 – – – – 1, 7 1 5, 60 6 1 , 7 1 5, 60 6 2 8 1 ,370 1 , 3 2 0 , 27 3 9 64 , 5 31 – 1, 7 1 5, 60 6 2 1 , 4 3 3 , 8 0 9 9 , 6 9 8 1 6 3 , 3 1 8 1 1 5,5 7 0 8 , 9 7 2 1 , 0 0 2 , 0 0 5 1 , 4 4 5 , 3 1 0 (2 5 4) ( 7 1 , 63 6 ) (6 9 , 3 22) – ( 79 2 , 5 4 4) ( 9 6 5, 0 1 7) 29 0 , 8 1 4 1 , 41 1 , 9 5 5 1 , 0 1 0 , 7 7 9 8 , 9 7 2 1 , 9 25, 0 67 2 1 , 9 1 4 , 1 02 278 , 2 6 3 1 , 22 0 , 1 0 0 8 1 5, 6 7 1 – – 7 , 5 0 1 , 20 6 3 , 9 41 5 3 ,3 5 4 6 7 , 4 4 0 – 5 1 6 , 1 75 1, 90 6 , 73 0 (95) ( 2 3 , 2 3 1 ) (6 9 , 3 2 0 ) – ( 1 04 , 7 69 ) ( 22 8 , 6 7 6 ) 2 8 2 , 1 0 9 1 , 2 5 0 , 22 3 8 1 3 , 7 9 1 – 41 1 ,4 0 6 9 , 1 7 9 , 2 6 0 8 , 705 1 6 1, 7 32 1 9 6 , 9 8 8 8 , 9 7 2 1 , 5 1 3, 6 6 1 1 2 , 7 34 , 8 4 2 2 7 4, 4 3 3 1 , 1 7 7 , 3 42 9 6 4 , 5 3 1 – – 1 9 , 3 0 3 , 4 8 7 6 , 9 3 7 1 4 2 , 9 3 1 – – – 4 1 4 , 7 1 6 2 8 1 , 3 7 0 1 ,3 2 0 ,2 7 3 9 6 4 , 5 3 1 – – 1 9 , 7 1 8 , 2 0 3 2 72 , 60 6 1 , 1 7 7 , 3 4 1 6 9 8 , 3 8 8 – – 6 , 2 1 2 , 9 5 0 5, 6 5 7 4 2 , 7 5 9 1 1 7 , 2 8 3 – – 1 , 2 8 8,2 5 6 2 78, 2 6 3 1 , 22 0 , 1 0 0 8 1 5, 6 71 – – 7 , 5 0 1 , 20 6 3 , 1 0 7 1 0 0 , 1 7 3 1 4 8, 8 6 0 – – 1 2 , 2 1 6 , 9 9 7

51 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 The depreciation and amortization (note 14) charges for the year 2019, 2018 and 2017 were allocated as follows: 2019 USD 2018 2017 USD USD Property premises and equipment depreciation charge for the year 1 , 90 6 , 73 0 1 , 2 8 8,2 5 6 1 , 4 0 6 , 8 3 1 Intangible assets amortization charge for the year (note 14) 4 8 , 72 8 7 1 , 7 0 4 7 8 , 3 0 3 Aircraft depreciation allocated to listing transaction deferred cost (note 11) ( 7 2 , 55 5) – – Aircraft depreciation allocated to other expenses (note 23) (5 9 4, 4 9 6 ) ( 4 9 0 , 82 0) ( 4 6 2 , 1 8 4 ) Total depreciation and amortization allocated to G&A 1 , 2 8 8 ,4 0 7 8 6 9 , 1 4 0 1 , 02 2 , 9 5 0 C ompu t er software / li c e nse s USD 2019 Work in p r o gr e s s * USD T o t a l U S D C ompu t er software / li c e nse s USD 2018 Work in p r o gr e s s * USD T o t a l U S D COST Beginning balance 1 , 1 8 3 , 3 4 1 2 , 84 0 , 23 5 4 ,0 2 3,5 7 6 1 , 1 7 1 , 1 3 4 1 , 8 7 4 , 0 0 3 3, 04 5 , 1 3 7 Additions 6, 6 7 0 99 2 , 2 02 998,87 2 1 2, 2 07 9 6 6 , 2 3 2 978 , 4 3 9 Ending balance 1 , 1 9 0, 0 1 1 3 , 8 3 2, 4 3 7 5,0 2 2, 4 4 8 1 , 1 8 3 , 3 4 1 2 , 8 4 0 , 2 3 5 4 , 0 2 3, 5 76 AMORTIZATION Beginning balance 1 , 0 8 7 , 826 – 1 , 0 8 7 , 826 1 , 0 1 6 , 1 2 2 – 1 , 0 1 6 , 1 2 2 Additions 4 8 , 72 8 – 4 8 , 72 8 7 1 , 7 0 4 – 7 1 , 7 0 4 Ending balance 1 , 1 3 6, 5 5 4 – 1 , 1 3 6, 5 5 4 1 , 0 8 7 , 8 26 – 1 , 0 8 7 , 8 26 NET CARRYING AMOUNT 5 3 , 4 57 3 , 8 3 2, 4 3 7 3 , 8 8 5 ,8 9 4 95, 5 15 2, 8 4 0 , 2 3 5 2 , 9 3 5 , 7 5 0 Fully depreciated property, premises and equipment still in use amounted to USD 5,206,087 as at 31 December 2019 (2018: USD 4,337,158). 14. INTANGIBLE ASSETS * Work in progress balance represents the payments towards the purchase of new insurance software. The management expects that the software will be installed during the first half of 2020, and the expected cost to complete the project is USD 225,375. 15. INSURANCE PAYABLES 2019 USD 2018 USD Payables due to insurance companies and intermediaries 2 , 6 1 0,5 2 8 23 3 , 3 16 Reinsurers – amounts due in respect of ceded premium 5 0 , 93 3 , 209 32 , 80 0, 8 3 0 5 3, 5 4 3 , 73 7 3 3, 03 4 , 1 46

52 International General Insurance Holdings Limited Annual Report & Accounts 2019 18. EQUITY SHARE CAPITAL 2019 USD 2018 USD 2017 USD As at 1 January 8 , 0 1 0 , 3 8 4 1 0 ,3 5 4 , 0 1 9 8 , 2 9 2 , 09 9 Commissions received 1 4 , 8 2 9 , 7 4 4 1 4, 4 7 3, 5 19 1 8 , 7 7 1 , 2 67 Commissions earned ( 1 3 , 9 3 0 , 1 3 9 ) ( 1 6 , 8 1 7, 1 5 4 ) ( 1 6 , 7 0 9 , 3 4 7 ) As at 31 December 8 , 90 9 , 98 9 8 , 0 1 0 , 3 8 4 1 0 , 3 5 4 , 0 1 9 2019 USD 2018 USD 2017 USD Balance at the beginning of the year 9 5 3 , 7 0 4 1 4 , 2 0 8 , 4 6 9 9 , 6 9 3 , 9 3 6 Impact of adopting IFRS 9 - ( 6, 6 8 0, 6 8 7) - Net change in fair value reserve during the year for bonds at fair value through OCI 4 , 2 0 8 ,6 20 ( 2 , 7 0 6 , 3 0 3 ) - Net change in fair value reserve during the year for equities at fair value through OCI ( 8 6 5, 64 6) ( 3, 8 9 7 , 6 7 8) - Net change in fair value reserve during the year for available for sale investments - - 4 , 5 1 4 , 53 3 ECL (release) charge transferred to income statement ( 2 2 , 7 6 4 ) 2 9 , 9 0 3 - Balance at the end of the year 4 , 27 3 , 9 1 4 9 5 3 , 7 0 4 1 4 , 2 0 8 , 4 6 9 16. OTHER LIABILITIES 2019 USD 2018 USD Authorized shares (par value of USD 1 each) 1 75, 00 0, 00 0 1 7 5, 00 0, 000 Issued shares 1 4 3 ,3 75, 6 7 8 1 4 3 , 3 7 5, 6 7 8 2019 USD 2018 USD Accounts payable 1, 7 1 6, 6 67 2 , 4 4 1 , 2 0 8 Accrued expenses and other accruals 7 , 2 2 1, 70 6 5, 85 8 ,2 4 5 Listing related cost payables (note 24) 3, 6 6 1 , 1 4 8 - Lease liability 1 , 56 3 , 3 89 - Income tax payable (note 27) 7 0 0 ,372 - 1 4 , 86 3 , 2 82 8, 2 9 9 , 45 3 FAIR VALUE RESERVE The movement of this item is as follows: 17. UNEARNED COMMISSIONS The movement in unearned commissions in the consolidated statement of financial position is as follows:

53 International General Insurance Holdings Limited Annual Report & Accounts 2019 20. DIVIDENDS PAID The Board of Directors resolved to pay the following dividends for the years 2019, 2018 and 2017: – On 21 March 2019: USD 5,455,027 (Dividend per share excluding treasury shares: USD 0.040) – On 22 August 2019: USD 5,361,027 (Dividend per share excluding treasury shares: USD 0.040) – On 16 August 2018: USD 4,091,271 (Dividend per share excluding treasury shares: USD 0.030) – On 9 March 2017: USD 5,735,027 (Dividend per share: USD 0.040) – On 16 August 2017: USD 5,735,027 (Dividend per share: USD 0.040) 21. GENERAL AND ADMINISTRATIVE EXPENSES 2 0 19 2 0 18 At 1 January 1 3 6 ,3 75, 6 7 8 1 4 3 , 3 7 5, 6 7 8 Treasury shares purchased during the year ( 2 ,35 0, 00 0 ) ( 7 , 00 0, 00 0) At 31 December 1 34 ,025, 6 7 8 1 3 6 , 3 7 5 , 6 7 8 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 FOREIGN CURRENCY TRANSLATION RESERVE The foreign currency translation reserve is used to record the exchange difference arising from the translation of the financial statements of foreign subsidiaries to the Group’s functional currency. 19. TREASURY SHARES The general shareholders meeting approved in its extraordinary meeting dated 24 November 2013 the purchase of the Group’s own shares up to 15% of the issued shares and to be treated as treasury shares in accordance with the applicable DIFC laws and regulations. Pursuant to the above authorization, 2,350,000 treasury shares were purchased during the year which were recorded at an amount of USD 5,052,500 (2018: USD 15,050,000). Total treasury shares amount as at 31 December 2019 was USD 20,102,500 (2018: USD 15,050,000) - (note 26). Reconciliation of the outstanding number of shares is as follows 2019 USD 2018 USD 2017 USD Human resources expenses 26 , 7 0 0 , 22 9 2 3 , 4 4 8 , 8 3 8 2 1 , 35 0 , 4 6 7 Business promotion, travel and entertainment 3 , 3 3 9 , 56 8 3 , 4 9 2 , 4 7 2 3 , 0 0 2 , 9 2 1 Statutory, advisory and rating 3 ,4 6 3 , 1 3 9 3 , 04 0 , 8 4 1 1 , 8 1 1 , 3 7 2 Information technology and software 1 ,8 7 1 , 6 4 1 1 , 8 3 8, 58 5 1 , 5 4 2 , 7 4 0 Office operation 1 , 4 5 9 , 6 7 0 1 , 7 8 3, 86 8 1 , 4 9 1 ,2 4 0 Depreciation and amortization (note 13) 1 , 2 8 8 ,4 0 7 8 6 9 , 1 4 0 1 , 02 2 , 9 5 0 Interest expense arising from lease liabilities (note 2) 1 0 8 , 4 26 – – Bank charges 1 3 6, 5 6 9 1 5 3 , 0 5 5 1 2 9 , 7 5 0 Board of directors’ expenses 898 , 2 9 6 72 4 , 8 8 0 5 5 1 , 1 6 4 3 9 , 2 6 5 , 9 4 5 3 5 , 3 5 1 , 6 7 9 3 0 , 90 2 , 6 0 4

54 International General Insurance Holdings Limited Annual Report & Accounts 2019 22. NET INVESTMENT INCOME 2019 USD 2018 USD 2017 USD Interest income 1 0 , 8 6 6, 0 5 1 9 , 6 9 8 , 0 69 8 , 6 3 2 , 4 6 0 Dividends from equities at FVTOCI 7 2 1 , 24 0 3 4 2 , 80 0 – Dividends from equities at FVTPL 3 9 1 , 222 7 0 1 , 0 7 6 – Dividends – – 1 , 4 9 0, 6 0 7 Realized gains and losses on investments Net gain on sale of available - for - sale investments – – 3 , 1 3 3 , 55 6 Realized loss on sale of bonds at FVTOCI ( 6 28 ,5 2 3 ) ( 7 6 3, 5 6 9 ) – Realized gain on sale of FVTPL equities and mutual funds 9 4 6 , 952 2 , 0 4 8 , 9 0 8 – Unrealized gains and losses on investments Fair value changes of held for trading investments – – 95, 5 8 2 Unrealized loss on revaluation of financial assets at FVTPL 1 , 5 9 0 , 9 6 4 ( 9 4 8, 8 0 2 ) – Gains and losses from investments in properties Realized gain on sale of investment properties 6 78 , 5 16 – – Fair value (loss) gain on investment properties (note 12) ( 3 04,4 82) 9 3 , 9 3 4 1 8 , 1 4 8 Rental income 2 0 3, 0 7 6 60 6 , 8 62 1 , 0 0 7 , 9 8 3 Impairment and expected credit losses on investments Impairment on available for sale investments – – ( 7 1 , 8 6 3 ) Expected credit loss on financial assets at FVOCI 2 2 , 7 6 4 ( 2 9 , 9 0 3 ) – Release of expected credit loss on financial assets at amortized cost 1 2 , 8 2 7 6 ,2 4 8 – Investments custodian fees and other investments expenses ( 1 , 1 26, 5 3 1 ) ( 1 , 4 4 5 ,32 7 ) ( 1 , 7 4 1 , 6 3 1 ) 1 3 ,3 7 4 , 0 76 1 0 , 3 1 0 , 2 9 6 1 2, 5 6 4 , 8 4 2

55 International General Insurance Holdings Limited Annual Report & Accounts 2019 24. LISTING TRANSACTION COSTS Transaction costs incurred by the Group during 2019 mainly consist of professional fees (legal, accounting, etc.) and other miscellaneous cost that are directly related to the listing transaction. Transaction costs amounting to USD 4,831,976 were charged to the consolidated statement of income for the year ended 31 December 2019. 25. COMMITMENTS AND CONTINGENCIES As of the date of the consolidated financial statements, the Group is contingently liable for the following: • Letters of Credit amounting to USD 7,993,798 to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (31 December 2018: USD 7,335,896). • Letter of Guarantee amounting to USD 318,780 to the order of Friends Provident Life Assurance Limited for collateralizing rent payment obligation in one of the Group entity’s office premises (31 December 2018: USD 307,936). • The Group has entered into operating leases contracts for its offices in the United Kingdom and the United Arab of Emirates and Malaysia, with lease obligations between one and seven years. Future minimum rentals payable under non - cancellable operating leases as at 31 December 2018 are as follows: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 23. OTHER REVENUES (EXPENSES) 2019 USD 2018 USD 2017 USD Other revenues: Chartered flights revenue 1 , 4 28 , 2 6 5 90 2 , 7 5 0 8 3 7 , 7 1 2 Others – – 1 8, 82 8 1 , 4 28 , 2 6 5 90 2 , 7 5 0 8 5 6, 54 0 Other expenses: Aircraft operational cost ( 1 ,5 7 4 , 1 7 1 ) ( 1 , 0 95 , 4 6 1 ) ( 1 , 0 0 3, 85 8) Aircraft depreciation expense (note 13) (5 9 4, 4 9 6 ) ( 4 9 0 , 82 0) ( 4 6 2 , 1 8 4 ) Loss on disposal of property, premises and equipment (25 , 99 9 ) – – ( 2 , 1 9 4 , 66 6 ) ( 1 , 58 6 , 2 8 1) ( 1 , 4 6 6, 0 4 2) 2018 USD Within one year 63 6, 6 0 0 More than one year to three years 1 , 0 7 7 , 50 9 More than three years to five years 2 8 0, 0 13 More than five years – 1 , 9 9 4 , 1 2 2

56 International General Insurance Holdings Limited Annual Report & Accounts 2019 The Group has adopted IFRS 16 effective 1 January 2019, as a result the lease obligations arising from the lease contracts are currently recorded within the other liabilities in the consolidated statement of financial position (note 16). LITIGATIONS The Group is currently engaged in an arbitration proceeding with certain reinsurers represented by an underwriting agent (“agent”) with respect to certain matters related to the Group’s outward reinsurance program for the years 2012 to 2017. The Group commenced the arbitration proceeding with the agent for these reinsurers after they failed to make payment of approximately USD 5.7 million which the Group believes is due from them (based on figures as at 30 June 2019). As at 31 December 2019, the Group is seeking to recover approximately USD 6.9 million from the reinsurers, plus interest and legal costs. In response, the agent alleges that certain matters were not adequately disclosed and is seeking to avoid the policies. The Group believes that the allegations are without merit and will vigorously defend itself in this matter. Accordingly, no provision for any liability has been made in these financial statements. Were the policies in question to be avoided, approximately USD 33.2 million of premiums paid by the Group to the reinsurers would be returned to the Group, and the Group would similarly return approximately USD 29.6 million of claims previously paid by the reinsurers and would not collect a further USD 6.9 million which the Group believes is due from the reinsurers as at 31 December 2019. In addition, the Group would be unable to make further recoveries under the policies in respect of claims it is yet to pay and would not be required to pay any further premiums to the reinsurers. 26. RELATED PARTIES Related parties represent major shareholders, associates, directors and key management personnel of the Group and entities controlled, jointly controlled or significantly influenced by such parties, pricing policies and terms of these transactions are approved by the Group’s management. • Compensation of key management personnel of the Group, consisting of salaries and benefits was USD 10,164,201 (2018: USD 10,072,656) (2017: USD 8,379,883). Out of the total amount of key management personnel compensation, an amount of USD 565,960 (2018: USD 423,547) (2017: USD 318,076) represents long - term benefits. These long - term benefits represent a phantom share option plan linked to the value of an ordinary share of the Group as approved by the Board of directors during 2011. The scheme is applicable to senior executives responsible for the management, growth and protection of business of the Group. The amount of bonus is determined by reference to the increase in the book value of shares covered by the option. No shares are issued or transferred to the option holder on the exercise of the option. The options vest equally over a span of five years starting on the first anniversary of Continued employment following the date on which it is granted. The bonus due amounts to the excess of book value of shares on vesting date over grant date as determined in the latest audited financial statements as of 31 of December of the year prior to vesting and grant date respectively plus an additional 20% on the value of the excess. • The Group rented a boat for business promotion from a company owned by major shareholder, the total expense charged to the general and administrative expenses was USD 381,909 (2018: USD 211,058) (2017: USD 211,739). In addition to this the Group has paid aircraft management fees of USD 84,000 (2018: USD 84,000) (2017: USD 168,221) to which is owned by a major shareholder. As at 31 December 2019, there was an amount of USD 196,214 payable to Arab Wings Co. against a receivable of USD 111,227 as at 31 December 2018. • During 2019, the Group entered into a share buyback agreement with a director and major shareholder whereby 2,350,000 treasury shares were purchased with total amount of USD 5,052,500 (note 19). The above transaction arose as a result of an advance of USD 5,000,000 for investment in a company where the director and major shareholder has a controlling interest. The investment was not completed and in exchange for the advanced funds, the Group purchased the above treasury shares. • The Group entities entered into a service level agreement whereby IGI Underwriting Jordan (IGIU) provides administration, underwriting, claims and financial services to International General Insurance Co. Ltd. – Bermuda, International General Insurance Co. Ltd. – Labuan, International General Insurance Company (Dubai) Ltd., and International General Insurance Company (UK) Ltd. Based on the service level agreement, an agency fee expense is charged by IGIU and attributable cost against these services is charged back as general and administrative expenses to IGIU from these Group entities. The transactions between the Group entities within the income statement represented by agency fees and costs recharged are as follows: 2019 USD 2018 USD 2017 USD Agency fees due to International General Insurance Underwriting 2 0 , 3 1 5 , 9 15 1 7 ,3 9 4 , 5 9 2 1 5 , 6 9 2 , 4 0 9 Costs recharged back to International General Insurance Underwriting 2 1 , 3 2 9 , 2 50 1 8, 8 5 6 , 9 4 3 1 6, 6 7 8, 5 8 2

57 International General Insurance Holdings Limited Annual Report & Accounts 2019 The income tax expense appearing in the consolidated statement of income relate to the following subsidiaries: 2019 USD 2018 USD 2017 USD CURRENT INCOME TAX: Current income tax charge 7 04 , 2 5 8 9 ,27 5 4 , 9 4 6 Adjustments in respect of current income tax of prior years – 4 7, 1 8 2 ( 6 0 , 90 6 ) DEFERRED TAX: Origination and reversal of temporary differences 1 , 24 6,525 8 , 1 8 1 ( 1 5 4 , 7 1 5) Effect of tax rate change ( 1 3 1 , 4 5 9 ) ( 8 6 1 ) 1 1 6 , 8 6 4 Adjustment in respect of prior years ( 1 3 1, 7 4 1 ) ( 1 , 5 3 6 ) 7 9 , 3 8 9 INCOME TAX CHARGE/(CREDIT) FOR THE YEAR 1 , 6 8 7 , 5 8 3 6 2 ,2 41 ( 1 4, 4 2 2 ) 2019 USD 2018 USD 2017 USD Income tax expense for IGI Labuan – current year – 5 , 0 6 3 4 , 9 4 6 Corporate tax for IGI Casablanca (Representative Office) – current year 3 , 8 8 5 4 , 2 12 – Corporate tax for IGI Casablanca (Representative Office) – prior years – 4 , 2 12 – Income tax expense for IGI UK – current year 7 0 0 ,37 3 – ( 6 0 , 90 6 ) Income tax expense for IGI Underwriting – prior years – 4 2 , 97 0 – Addition (amortization) of deferred tax assets for IGI UK 9 8 3 , 325 5 , 7 8 4 4 1 , 5 3 8 INCOME TAX CHARGE/(CREDIT) FOR THE YEAR 1 , 6 8 7 , 5 8 3 6 2 ,2 41 ( 1 4, 4 2 2 ) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 The transactions on page 56 and related amounts recorded in the Group entities’ balance sheets are eliminated in full in the consolidated financial statements of the Group. • Included within the investment properties (note 12) is land in the amount of USD 5,649,008 (2018: USD 10,342,737) registered in the name of one of the Directors of the Group. The Group has obtained an irrevocable proxy over this investment property • Balances due from key management personnel of the Group as at 31 December 2019 was USD 92,772 (2018: USD 465,550). • As at 31 December 2019, listing transaction costs amounting to USD 1,855,461 (note 11) were incurred by the Group on behalf of International General Insurance Holdings Ltd, Bermuda. This amount is directly related to the issuance of the new shares on NASDAQ Capital Markets and accordingly will be allocated to the shareholders equity upon completion of the listing transaction. 27. TAXATION The components of income tax expense are as follows:

58 International General Insurance Holdings Limited Annual Report & Accounts 2019 • Effective 1 January 2019, the Labuan Business Activity Tax Law has been revised and accordingly, Labuan registered entities can no longer elect to pay the RM20,000 flat tax rate and instead are subject to 3% tax on the audited net profits. In 2019, IGI Labuan has recorded a net loss, and as a result no income tax has been accrued for the year. In 2018 and 2017, IGI Labuan elected to pay a fixed income tax of RM20,000 equivalent to USD 5,063 (2017: USD 4,946) based on the old prevailing tax law applicable to that financial year. • IGI Casablanca – Representative Office has no income sources. According to Casablanca Finance City Tax Code, regional offices are taxed at a rate of 10%. The taxable base is 5% of the operating cost. • IGI UK and North Star Under Underwriting Limited are subject to corporate taxation in accordance with the UK Tax Law. • IGI Underwriting is a tax - exempt company in Jordan as its main business activity is to act as an underwriting agent in respect of insurance and reinsurance business written outside Jordan. The income accrued in prior year for IGI Underwriting was in respect of interest income earned on the deposits placed with local banks in 2014 and 2015. • International General Insurance Co. Ltd is a tax - exempt company according to the tax law in Bermuda. • IGI Holdings and IGI Dubai are not subject to income tax according to the tax law in UAE. Reconciliation of tax expense and the accounting profit multiplied by the applicable tax rate is as follows: 2019 USD 2018 USD 2017 USD The Group profit before tax 25 , 25 2 , 9 82 25 , 6 0 3 , 9 4 4 7 , 0 1 6 , 9 1 8 Less: Profit related to non - taxable subsidiaries ( 1 5 ,37 9 ,87 0 ) ( 2 6 , 4 8 6 , 8 5 5) ( 8 , 1 2 4, 4 6 1 ) Profit (Loss) before tax for IGI UK and North Star Underwriting Limited – entities subject to corporate taxation 9 ,87 3 , 1 1 2 ( 8 8 2 , 9 1 1 ) ( 1 , 1 0 7 , 5 4 3 ) Profit (Loss) multiplied by the standard rate of tax in the UK of 19% (2018:19%) 1 ,8 75 ,8 9 1 ( 1 6 7 , 7 5 3 ) ( 2 1 3 , 20 2 ) Net disallowed expenditure 5 0 , 1 7 7 1 8 0 , 8 4 7 4 2 , 35 0 Fixed asset temporary differences not recognized for deferred tax 1 7 , 7 82 ( 1 0 , 8 2 7) ( 5 , 7 9 6) Other temporary differences not recognized for deferred tax 2 , 9 02 5 , 9 1 4 2 1, 9 3 3 Adjustment in respect of prior years ( 1 3 1 ,5 2 7 ) 4 5 , 64 6 1 8 , 48 3 IGI Labuan and IGI Casablanca current year tax charges 3 , 8 17 9 ,27 5 4 , 9 4 6 Effect of rate change to 17% ( 1 3 1 , 4 5 9 ) ( 8 6 1 ) 1 1 6 , 8 6 4 INCOME TAX CHARGE/(CREDIT) FOR THE YEAR 1 , 6 8 7 , 5 8 3 6 2 ,2 41 ( 1 4, 4 2 2 )

59 International General Insurance Holdings Limited Annual Report & Accounts 2019 2 0 19 2 0 18 Balance at start of the year 63 8, 8 41 6 4 4 ,6 2 5 Deferred tax prior year adjustment 1 3 1, 7 4 1 1 , 5 3 6 Arising in year ( 1 , 24 6,525) ( 8 , 1 8 1 ) Effect of rate change to 17% 1 3 1 , 4 5 9 8 61 Others ( 2 , 34 0 ) – ENDING BALANCE ( 34 6 , 8 2 4 ) 6 3 8, 8 41 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 The following is the movement on the deferred tax assets (liabilities): The deferred tax liabilities amounted to USD 346,824 (2018: USD 638,841 deferred tax asset) are in respect to an adjustment processed to the income of one of the Group’s subsidiaries using prevailing tax rates. 28. RISK MANAGEMENT The risks faced by the Group and the way these risks are mitigated by management are summarized below . INSURANCE RISK Insurance risk includes the risks of inappropriate underwriting, ineffective management of underwriting, inadequate controls over exposure management in relation to catastrophic events and insufficient reserves for losses including claims incurred but not reported. To manage this risk, the Group’s underwriting function is conducted in accordance with a number of technical analytical protocols which include defined underwriting authorities, guidelines by class of business, rate monitoring and underwriting peer reviews. The Group purchases reinsurance as part of its risk mitigation programme. Reinsurance ceded is placed on both a proportional and non – proportional basis. The proportional reinsurance is quota – share reinsurance which is taken out to reduce the overall exposure of the Group to certain classes of business. Non – proportional reinsurance is primarily excess – of – loss reinsurance designed to mitigate the Group’s net exposure to catastrophe losses and large claims. Retention limits for the excess – of – loss reinsurance vary by class of business. Also, a significant portion of the reinsurance is affected under the facultative reinsurance contracts to cover a single risk exposure. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision and are in accordance with the reinsurance contracts. Although the Group has reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to ceded insurance, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements. The Group’s placement of reinsurance is diversified such that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract. The Group has in place effective exposure management systems. Aggregate exposure is modelled and tested against different stress scenarios to ensure adherence to the Group’s overall risk appetite and alignment with reinsurance programs and underwriting strategies. Loss reserve estimates are inherently uncertain . Reserves for unpaid losses are the largest single component of the liabilities of the Group. Actual losses that differ from the provisions, or revisions in the estimates, can have a material impact on future earnings and the statement of financial position. The Group has an in house experienced actuarial function reviewing and monitoring the reserving policy and its implementation at quarterly intervals. They work closely with the underwriting and claims team to ensure an understanding of the Group’s exposure and loss experience. In addition, the Group receives external independent analysis of its reserve requirements on an annual basis. In order to minimize financial exposure arising from large claims, the Group, in the normal course of business, enters into contracts with other parties for reinsurance purposes. Such reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. A significant portion of the reinsurance is affected under treaty, facultative and excess - of - loss reinsurance contracts.

60 International General Insurance Holdings Limited Annual Report & Accounts 2019 GEOGRAPHICAL CONCENTRATION OF RISKS The Group’s insurance risk based on geographical concentration of risk is illustrated in the table below: 2019 G r o s s wr i t te n C on c ent r at i o n p r em iu m s pe r c en t age USD % 2018 G r o s s wr i t te n C on c ent r at i o n p r em iu m s pe r c en t age USD % 2017 G r o s s wr i t te n C on c ent r at i o n p r em iu m s pe r c en t age USD % Africa 1 6 , 4 9 2 , 1 7 1 5 1 3 , 6 0 1 , 3 15 5 1 4 , 79 7, 1 0 2 5 Asia 3 2 , 8 0 9 , 45 6 9 2 7 , 8 4 1 , 6 7 0 9 3 3 , 9 3 9 , 85 8 12 Australasia 1 5 , 1 8 5 ,4 8 9 4 1 2 , 6 3 6 , 3 1 0 4 8 , 4 1 0 , 3 8 7 3 C a r i bbe a n Islands 8, 3 34 , 3 2 2 2 1 5 , 09 8 , 606 5 1 0 , 5 1 4 , 7 8 0 4 Central A m e r i c a 3 7 , 7 3 1 , 4 95 11 2 6, 6 9 6, 68 6 9 3 5, 56 0, 07 5 13 Europe 3 7 , 3 2 7 , 93 3 11 3 4, 4 7 0 , 8 5 0 11 3 2 , 1 7 9 , 9 1 2 12 Middle East 3 6 , 8 8 3, 0 3 9 11 3 2 , 3 8 1 , 5 0 0 11 3 6 , 1 1 6 , 7 7 4 13 North America 4 , 2 8 1 , 4 7 2 1 8 5 9 , 7 3 1 0 1 , 0 3 8 , 1 3 9 1 South America 1 1 , 05 0, 6 57 3 2 6 , 35 6 , 4 7 4 9 3 3 , 38 0 , 2 59 12 UK 1 1 5 , 86 3 , 2 8 8 33 7 6 , 7 1 7 , 9 81 2 5 4 2, 8 8 7, 1 0 9 15 Worldwide 3 3 , 3 3 2 , 5 8 3 10 3 4 , 95 7 , 3 6 3 12 2 6 ,2 7 7 , 7 9 6 10 349,291,905 3 0 1 , 6 1 8 , 4 8 6 27 5 , 1 0 2 , 1 9 1

61 International General Insurance Holdings Limited Annual Report & Accounts 2019 SENSITIVITIES The analysis below shows the estimated financial position as at 31 December 2019 and 2018. impact on gross and net insurance contracts In selecting the volatility factors, the claims liabilities and on profit before tax, Group has illustrated the sensitivity of the of potential reserve deviations on ultimate net claims to a standard variation in the claims development at gross and net level gross outstanding claims. The choices of from that reported in the statement of variation (7.5% and 5%) are illustrative but are consistent with what the Group would consider representative of a reasonable potential for variation. The illustrated variations do not represent limits of the potential variation and actual variation could significantly vary from the illustrated values. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 LINE OF BUSINESS CONCENTRATION OF RISK The Group’s insurance risk based on line of business concentration is illustrated in the table below: 2019 G r o s s wr i t te n C on c ent r at i o n p r em iu m s pe r c en t age USD % 2018 G r o s s wr i t te n C on c ent r at i o n p r em iu m s pe r c en t age USD % 2017 G r o s s wr i t te n C on c ent r at i o n p r em iu m s pe r c en t age USD % Energy 7 2 , 1 0 9 ,5 7 4 21 8 1 , 3 7 7, 1 1 4 27 8 7 , 9 3 7 , 0 0 7 34 Property 4 6 , 1 3 7 , 09 0 13 4 3 , 7 8 5 , 4 9 8 15 5 3 , 7 3 8 , 7 7 1 1 8 Ports & T e r mi n a l s 2 2 , 3 6 0, 5 1 9 6 1 9 , 07 9 , 8 4 3 6 1 7 , 2 6 3 ,2 4 5 8 Casualty 1 1 5 ,89 0 ,37 3 33 7 3 , 66 5 , 4 4 8 24 4 3 , 1 1 9 , 8 8 7 9 Political V i ol e n c e 8 , 2 9 6 , 9 4 9 2 1 1 , 4 0 6 , 2 11 4 9 , 73 0 , 8 3 9 7 Financial 2 3 , 1 8 1 , 0 3 7 7 1 6 , 14 7 ,5 7 9 5 1 4 ,2 7 1 , 4 9 6 5 Reinsurance 1 7 , 98 5 , 9 4 2 5 1 7 , 8 1 9 , 5 5 3 6 1 7 , 6 52 , 4 6 0 5 Engineering 2 0 , 7 0 3 , 7 0 8 6 1 8 , 1 9 4 , 1 6 1 6 1 0 , 3 7 5 , 95 2 6 Aviation 1 9 , 1 8 2 , 7 7 6 6 1 7 , 9 9 6 , 4 62 6 1 8 , 99 8 , 0 7 3 7 Marine Liability 3 , 44 3 , 9 3 7 1 2 , 1 4 6, 6 1 7 1 2 , 0 1 4, 4 61 1 349,291,905 3 0 1 , 6 1 8 , 4 8 6 27 5 , 1 0 2 , 1 9 1 Gross Loss S e n si t iv i t y F a c t o r % Impact of i nc r eas e on gross ou t st an di n g c l ai m s U S D Impact of d e c r ease on gross ou t st an di n g c l ai m s U S D Impact of i nc r eas e on net ou t st an di n g c l ai m s U S D Impact of d e c r eas e on net ou t st an di n g c l ai m s U S D Impact of i nc r eas e on profit be f o r e t a x U S D Impact of d e c r eas e on profit be f o r e t a x U S D 2019 7 .5 3 0 , 9 78,898 ( 3 0 , 9 78,89 8 ) 1 8 . 5 4 1, 7 02 ( 1 8 , 5 3 9 , 4 2 7 ) ( 1 8 . 5 4 1, 7 02) 1 8 , 5 3 9 , 4 2 7 2019 5 2 0, 6 5 2 , 5 9 9 ( 2 0, 6 5 2 , 5 9 9 ) 1 2 , 3 6 1 , 5 1 4 ( 1 2 ,3 5 9 , 2 3 8 ) ( 1 2 , 3 6 1 , 5 1 4 ) 1 2 ,3 5 9 , 2 3 8 2018 7 .5 2 8 , 8 2 8 , 48 8 ( 2 8 , 8 2 8 , 4 8 8 ) 1 5 , 2 9 7 , 7 5 1 (1 5 , 2 95 , 4 7 6 ) (1 5 , 2 9 7 , 7 5 1 ) 1 5 , 2 95 , 4 7 6 2018 5 1 9 , 2 1 8 , 99 2 (1 9 , 2 1 8 , 99 2 ) 1 0 , 1 9 8 , 8 8 0 ( 1 0 , 1 9 6, 60 5 ) ( 1 0 , 1 9 8 , 8 8 0 ) 1 0 , 1 9 6, 60 5

62 International General Insurance Holdings Limited Annual Report & Accounts 2019 Less than 1 year U S D 1 to 5 y e a r s U SD More than 5 years USD No n - i n t e r es t - b e a r i n g i te m s U SD T o t a l U S D E f f e c t i v e Interest Rate on interest b e a r i n g a s s e t s % 2019 Financial assets at FVTPL – – – 2 1 , 8 0 5,575 2 1 , 8 0 5,575 - Financial assets at FVOCI 5 5, 6 78 , 0 3 0 1 4 8 , 6 5 7 ,8 9 4 4 , 1 8 9 , 4 3 7 2 0 , 4 2 2 , 7 4 5 228 , 9 4 8 , 1 0 6 2 . 8 6 Financial assets at amortized cost 2 , 9 6 8 , 27 3 – - – 2 , 9 6 8 , 27 3 5 . 8 3 Cash, bank balances and term deposits 3 1 2 , 2 1 3, 0 8 7 – - – 3 1 2 , 2 1 3, 0 8 7 1 .8 9 37 0 ,8 5 9 ,39 0 1 4 8 , 6 5 7 ,8 9 4 4 , 1 8 9 , 4 3 7 4 2 , 228, 3 20 5 6 5 , 9 3 5, 0 4 1 2018 Financial assets at FVTPL – – – 1 3 , 9 7 7 , 6 6 3 1 3 , 9 7 7 , 6 6 3 – Financial assets at FVOCI 5 0, 0 95 , 4 0 7 1 0 8 , 4 8 1 , 8 8 9 3, 5 8 4 , 6 1 8 2 1 , 3 0 8 ,39 7 1 8 3 , 4 7 0 , 3 11 2 . 9 2 Financial assets at amortized cost 3 , 4 5 6 , 8 37 – – – 3 , 4 5 6 , 8 37 5 . 7 2 Cash, bank balances and term deposits 2 6 0, 0 5 9 , 5 9 5 – – – 2 6 0, 0 5 9 , 5 9 5 1 . 8 8 3 1 3 , 6 1 1 , 8 3 9 1 0 8 , 4 8 1 , 8 8 9 3, 5 8 4 , 6 1 8 3 5 , 2 8 6, 06 0 4 6 0 , 9 6 4, 4 0 6 FINANCIAL RISK The Group’s principal financial instruments are financial assets at fair value through OCI, financial assets at fair value through profit or loss, financial assets at amortized cost, receivables arising from insurance, investments in associates, investment properties and reinsurance contracts, and cash and cash equivalents . The Group does not enter into derivative transactions . The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk, market price risk and liquidity risk. The board reviews and agrees policies for managing each of these risks and they are summarized below. INTEREST RATE RISK Interest rate risk arises from the possibility that changes in interest rates will affect future profitability or the fair values of financial instruments. The Group is exposed to interest rate risk on certain of its investments and cash and cash equivalents. The Group limits interest rate risk by monitoring changes in interest rates in the currencies in which its cash and interest - bearing investments and borrowings are denominated. Details of maturities of the major classes of financial assets are as follows:

63 International General Insurance Holdings Limited Annual Report & Accounts 2019 The effect of decreases in exchange rates are expected to be equal and opposite to the effects of the increases shown above. The effect of increases in interest rates are expected to be equal and opposite to the effects of the decreases shown above. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 The following table demonstrates the sensitivity of statement of income to reasonably possible changes in interest rates, with all other variables held constant. The sensitivity of the income statement is the effect of the assumed changes in interest rates on the Group’s profit for the year, based on the floating rate financial assets and financial liabilities held at 31 December. D e c r eas e in basis points Effect on profit for the year U SD 2019 - 25 ( 8 8 9 , 84 8 ) - 50 ( 1, 7 7 9 , 6 97) 2018 - 25 ( 66 5, 50 0 ) - 50 (1 , 3 3 1 , 00 0 ) Changes in currency rate to USD % Effect on profit before t a x U S D 2019 EUR +5 3 8 7 ,8 9 3 GBP +5 4 , 2 9 4 , 7 6 4 2018 EUR +5 6 5 , 4 4 0 GBP +5 1 , 8 5 7 , 4 0 6 FOREIGN CURRENCY RISK Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Group is exposed to currency risk mainly on insurance written premiums and incurred claims that are denominated in a currency other than the Group functional currency. The currencies in which these transactions are primarily denominated are Sterling (GBP) and Euro (EUR). As a significant portion of the Group’s transactions are denominated in USD, this reduces currency risk. Intra Group transactions are primarily denominated in USD. Part of the Group’s monetary assets and liabilities are denominated in a currency other than the functional currency of the Group and are subject to risks associated with currency exchange fluctuation. The Group reduces some of this currency exposure by maintaining some of its bank balances in foreign currencies in which some of its insurance payables are denominated. The following table demonstrates the sensitivity to a reasonably possible change in the USD exchange rate, with all other variables held constant, of the Group’s profit before tax (due to changes in the fair value of monetary assets and liabilities).

64 International General Insurance Holdings Limited Annual Report & Accounts 2019 CREDIT RISK Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk primarily from unpaid insurance receivables and fixed income instruments. The Group has in place credit appraisal policies and procedures for inward business and receivables from insurance transactions are monitored on an ongoing basis to restrict the Group’s exposure to doubtful debts. The Group has in place security standards applicable to all reinsurance purchases and monitors the financial status of all reinsurance debtors at regular intervals. The Group’s portfolio of fixed income investments is managed in accordance with the investment policy established by the board of directors which has various credit standards for investments in fixed income securities. Reinsurance and fixed income investments are monitored for the occurrence of a downgrade or other changes that might cause them to fall below the Group’s security standards . If this occurs, management takes appropriate action to mitigate any loss to the Group . The Group’s bank balances are maintained with a range of international and local banks in accordance with limits set by the board of directors. There are no significant concentrations of credit risk within the Group. The table below provides information regarding the credit risk exposure of the Group by classifying assets according to the Group’s credit rating of counterparties: Inv es tm e n t g r a d e U S D Non - in v e s tment g r ad e (satis f ac t ory ) USD In course of c ol l ectio n USD T o t a l U S D 2019 FVOCI - debts securities 20 6 , 9 9 6, 6 8 1 1 ,5 28 , 68 0 – 2 0 8 ,525 , 3 6 1 Financial Assets at amortized cost – 1 , 9 8 2 ,3 7 7 98 5 ,8 96 2 , 9 6 8 , 27 3 Insurance receivables – 6 5 , 8 3 5, 6 6 7 4 7 , 1 3 9 , 1 7 7 1 1 2 , 9 7 4 , 8 4 4 Reinsurance share of outstanding claims 1 75 , 4 4 6 , 8 1 4 7 6 5, 6 1 0 – 1 7 6 , 2 1 2, 4 2 4 Deferred excess of loss premiums – 1 5 , 1 7 2 , 70 7 – 1 5 , 1 7 2 , 707 Cash, bank balances and term deposits 24 8 , 0 5 7 , 6 82 64 , 1 5 5 , 4 0 5 – 3 1 2 , 2 1 3, 0 8 7 6 3 0, 5 0 1 , 1 7 7 1 4 9 , 4 4 0 , 4 46 4 8 , 1 25, 07 3 8 28 , 06 6, 6 9 6 Inv es tm e n t g r a d e U S D Non - in v e s tment g r ad e (satis f ac t ory ) USD In course of c ol l ectio n USD T o t a l U S D 2018 FVOCI - debts securities 1 5 8 , 9 4 5,5 2 5 3 , 2 1 6 , 3 8 9 – 1 6 2 , 1 6 1, 9 1 4 Financial Assets at amortized cost – 2 , 4 6 9 , 5 4 9 9 8 7 , 2 8 8 3 , 4 5 6, 8 37 Insurance receivables – 6 0, 8 8 0, 8 1 5 4 7 ,36 6, 8 1 6 1 0 8, 2 4 7 , 6 3 1 Reinsurance share of outstanding claims 1 8 6, 0 6 1 , 5 3 9 1 , 5 0 3, 8 4 3 – 1 8 7 , 5 6 5 , 3 82 Deferred excess of loss premiums – 1 2 , 4 4 8 , 6 7 1 – 1 2 , 4 4 8 , 6 7 1 Cash, bank balances and term deposits 1 8 4 , 7 4 7 , 4 1 4 7 5 , 3 1 2 , 1 8 1 – 2 6 0, 0 5 9 , 5 95 5 2 9 , 7 5 4, 4 7 8 1 5 5, 8 3 1 , 4 4 8 4 8 ,3 5 4 , 1 0 4 7 3 3 , 9 4 0, 0 3 0

65 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 For assets to be classified as ‘past due and impaired’ contractual payments are in arrears for more than 30 days for the debt instruments and 360 days for insurance receivables an impairment adjustment is recorded in the consolidated statement of income for this or when collectability of the amount is otherwise assessed as being doubtful. When the credit exposure is adequately secured, arrears more than 360 days might still be classified as ‘past due but not impaired’, with no impairment adjustment recorded. The schedule below shows the distribution of bonds and debt securities with fixed interest rate according to the international agencies classification: Rating grade Bond s US D Unquoted bonds U SD T o t a l U S D 2019 AAA 4 4 , 9 5 3 , 92 0 – 4 4 , 9 5 3 , 92 0 AA+ 4 , 6 1 0 ,5 7 6 – 4 , 6 1 0,5 7 6 AA 2 , 9 2 6, 0 3 1 – 2 , 9 26, 0 3 1 Aa2 7 , 5 3 0, 6 1 9 – 7 , 5 3 0, 6 1 9 AA - 9 , 4 0 8 ,6 2 0 – 9 ,4 0 8 ,6 20 Aa3 2 ,3 9 4 , 1 94 – 2 ,3 9 4 , 1 94 A+ 1 8 , 34 0 , 78 7 – 1 8, 34 0 , 78 7 A1 1 , 5 1 4 , 0 2 5 – 1 , 5 1 4 ,025 A 2 8 , 9 3 5 , 4 41 – 28 , 9 3 5 , 4 4 1 A2 5 , 4 3 5 , 1 3 3 – 5 , 4 3 5 , 1 3 3 A - 3 2 , 4 6 6 , 2 9 6 – 3 2,4 6 6 , 2 9 6 A3 8 , 97 5 , 1 5 7 – 8 , 9 75 , 1 57 BBB+ 1 6, 0 3 8 , 58 6 – 1 6, 03 8 , 586 BBB 1 4 ,5 2 1 , 6 7 2 – 1 4 ,5 2 1 , 6 7 2 Baa2 1 ,3 9 6 , 36 5 – 1 ,3 9 6 , 3 65 BBB - 7 , 33 3 ,3 2 9 – 7 , 33 3 , 3 2 9 BB - 2 1 5 , 9 3 0 – 2 1 5 , 9 3 0 Not rated 1 ,5 2 8 , 68 0 2 , 9 6 8 ,2 7 3 4, 4 9 6 , 9 5 3 TOTAL 2 0 8 ,525 , 3 6 1 2 , 9 6 8 , 27 3 2 1 1 , 4 9 3, 6 34

66 International General Insurance Holdings Limited Annual Report & Accounts 2019 Rating grade Bond s US D Unquoted bonds U SD T o t a l U S D 2018 AAA 2 , 3 5 3 , 7 3 1 – 2 , 3 5 3 , 7 3 1 AA+ 4 , 7 7 1 , 7 5 5 – 4 , 7 7 1 , 7 5 5 Aa1 7 5 5, 55 6 – 7 5 5, 55 6 AA 7, 1 2 4 , 0 8 7 – 7, 1 2 4 , 0 8 7 Aa2 7 , 8 7 6 , 9 59 – 7 , 8 7 6 , 9 59 AA - 1 7 , 4 0 8 , 0 9 3 – 1 7 , 4 0 8 , 0 9 3 Aa3 5,5 2 7 , 35 5 – 5,5 2 7 , 35 5 A+ 1 5, 8 4 0 , 3 16 – 1 5, 8 4 0 , 3 16 A1 1 2 , 0 0 9 , 6 30 – 1 2 , 0 0 9 , 6 30 A 1 9 , 6 5 3 ,2 7 6 – 1 9 , 6 5 3 ,2 7 6 A2 9 , 5 1 2 , 1 5 7 – 9 , 5 1 2 , 1 5 7 A - 1 1, 9 1 4 ,3 2 2 – 1 1, 9 1 4, 3 2 2 A3 1 0, 6 7 9 , 0 8 2 – 1 0, 6 7 9 , 0 8 2 BBB+ 1 3 , 2 1 6, 0 17 – 1 3 , 2 1 6, 0 17 Baa1 1 , 7 4 4 ,2 4 5 – 1 , 7 4 4 ,2 4 5 BBB 1 4 ,2 7 3, 5 0 3 – 1 4 ,2 7 3, 5 0 3 Baa2 1 , 38 5 , 4 8 7 – 1 , 38 5 , 4 8 7 BBB - 2, 89 9 , 9 5 4 – 2, 89 9 , 9 5 4 BB - 2 0 3 , 7 4 9 – 2 0 3 , 7 4 9 Not rated 3 , 0 1 2 , 64 0 3 , 4 5 6 , 8 37 6 , 4 6 9 , 4 7 7 TOTAL 1 6 2 , 1 6 1, 9 1 4 3 , 4 5 6 , 8 37 1 6 5 , 6 1 8 , 7 5 1

67 International General Insurance Holdings Limited Annual Report & Accounts 2019 Country T o t a l U S D 2019 Australia 1 , 0 5 3 , 1 50 Bahrain 2 1 5 , 9 3 0 Bermuda 7 6 5, 53 3 Canada 9 , 1 6 3 , 7 1 2 Cayman Island 6 3 9 ,87 9 China 8 , 5 3 9 , 9 5 0 Europe 3 , 1 8 1 , 6 52 Finland 1 , 0 34 , 8 0 0 France 1 , 2 4 1, 7 6 2 Germany 1 4 , 7 1 4 , 2 3 6 Global 99 0,6 23 Hong Kong 1 , 2 1 9 , 9 9 1 Japan 7 , 8 6 5 , 8 0 6 Jordan 2 , 9 6 8 , 27 3 KSA 2 , 3 4 9 , 2 4 5 Kuwait 1 , 0 1 9 , 5 9 0 Mexico 1 , 098 , 2 5 1 Netherlands 1 , 8 6 9 , 2 6 4 Norway 7 5 0, 0 4 5 Pacific basin 3, 0 0 2, 4 3 0 Qatar 8 , 098,3 57 South Korea 5 , 1 2 7 , 0 02 Spain 5 4 4 ,8 7 6 Switzerland 3 3 2 ,3 94 UAE 5, 6 9 1 , 5 1 8 UK 1 3 , 4 9 0, 5 9 6 USA 1 1 4 ,5 24 , 7 6 9 TOTAL 2 1 1 , 4 9 3, 6 34 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 The schedule below shows the geographical distribution of bonds and debt securities with fixed interest rate:

68 International General Insurance Holdings Limited Annual Report & Accounts 2019 Country T o t a l U S D 2018 Australia 3 , 2 0 7 , 5 4 1 Bahrain 2 0 3 , 7 50 Canada 9 , 7 6 9 , 8 5 4 China 5 , 4 7 7 , 7 3 4 Europe 1 , 4 0 7, 1 4 1 Finland 1 , 0 1 6 , 4 3 0 France 1, 94 7 , 0 9 5 Germany 1 5, 8 25 , 7 1 6 Global 9 1 0, 68 6 Hong Kong 1 , 1 8 3 , 7 4 2 Italy 1 , 60 2, 8 6 4 Japan 1 1 , 252 , 9 3 5 Jordan 3 , 4 5 6 , 8 3 8 KSA 2 , 2 6 2, 8 3 8 Kuwait 97 8 , 1 7 0 Mexico 1 , 0 1 5 , 7 4 9 Netherlands 1 , 8 4 4 , 3 7 0 Norway 2 , 2 3 9 , 7 2 2 Pacific basin 3 , 4 6 6 , 9 16 Qatar 5 , 0 4 8 , 4 51 South Korea 5 , 4 9 7 , 7 0 9 UAE 1 2 , 6 8 3 , 9 9 7 UK 8 , 1 95,5 2 2 USA 6 5 , 1 2 2 , 9 8 1 TOTAL 1 6 5 , 6 1 8 , 7 5 1

69 International General Insurance Holdings Limited Annual Report & Accounts 2019 The Group also has unquoted investments carried at fair value determined based on valuation techniques as per level 3 of fair value hierarchy. The Group limits market risk by maintaining a diversified portfolio and by monitoring of developments in equity markets. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 MARKET PRICE RISK Market price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual security, or its issuer, or factors affecting all securities traded in the market. The Group’s equity price risk exposure relates to financial assets whose values will fluctuate as a result of changes in market prices. The following table demonstrates the sensitivity of the profit for the period and the cumulative changes in fair value to reasonably possible changes in equity prices, with all other variables held constant. The effect of decreases in equity prices is expected to be equal and opposite to the effect of the increases shown. Change in equity price U SD Effect on profit for the year U SD Effect on equi t y U SD 2019 Amman Stock Exchange + 5% 5 8 , 4 3 8 5 8 , 4 3 8 Saudi Stock Exchange + 5% – 6 1 6 , 9 6 9 Qatar Stock Exchange + 5% 2 3 , 8 3 0 2 3 , 8 3 0 Abu Dhabi Security Exchange + 5% 6 1 , 4 7 0 6 1 , 4 7 0 New York Stock Exchange + 5% 1 2 3, 5 1 8 1 6 1 , 2 5 8 Kuwait Stock Exchange + 5% – 2 , 9 7 8 London Stock Exchange + 5% 3 4 2 , 7 9 7 3 4 2 , 7 9 7 Other quoted + 5% 4 8 0 , 2 26 5 5 3 , 9 6 6 Change in equity price U SD Effect on profit for the year U SD Effect on equi t y U SD 2018 Amman Stock Exchange + 5% 6 0 , 7 1 8 6 0 , 7 1 8 Saudi Stock Exchange + 5% – 66 5 , 1 2 0 Qatar Stock Exchange + 5% 2 5 ,3 69 2 5 ,3 69 Abu Dhabi Security Exchange + 5% 5 7, 1 7 5 5 7, 1 7 5 New York Stock Exchange + 5% 1 0 9 ,111 1 4 7 , 0 3 1 Kuwait Stock Exchange + 5% – 2 , 0 12 Other quoted + 5% 4 4 6, 510 5 0 7 , 4 7 3

70 International General Insurance Holdings Limited Annual Report & Accounts 2019 LIQUIDITY RISK Liquidity risk is the risk that the Group will not be able to meet its commitments associated with insurance contracts and financial liabilities as they fall due. The Group continually monitors its cash and investments to ensure that the Group meets its liquidity requirements. The Group’s asset allocation is designed to enable insurance liabilities to be met with current assets. All liabilities are non - interest bearing liabilities. The table below summarizes the maturity profile of the Group’s financial liabilities at 31 December based on contractual undiscounted payments: Less than one year U SD More than one year U SD T o t a l U S D 2019 Gross outstanding claims 1 7 2 , 2 4 3, 0 41 24 0 , 8 0 9 , 8 1 4 4 1 3, 0 5 2 ,85 5 Gross unearned premiums 1 5 9 , 66 0 , 4 9 7 4 6, 5 5 3, 5 32 20 6 , 2 1 4 ,0 2 9 Insurance payables 5 3, 5 4 3 , 73 7 – 5 3, 5 4 3 , 73 7 Other liabilities 1 3 , 8 2 1 , 58 0 1 , 0 4 1, 7 02 1 4 , 86 3 , 2 82 Deferred tax liabilities 34 6 , 8 2 4 – 34 6 , 8 2 4 Unearned commissions 7 , 5 3 1 , 1 7 8 1 ,378, 8 11 8 , 90 9 , 98 9 TOTAL LIABILITIES 4 0 7 , 1 4 6 ,8 57 28 9 , 7 8 3 ,8 5 9 6 9 6 , 9 3 0 , 7 16 2018 Gross outstanding claims 1 6 6, 0 52 , 0 9 1 2 1 8 ,32 7 , 7 5 0 3 8 4 , 3 7 9 , 8 4 1 Gross unearned premiums 1 3 5 , 38 0 , 1 0 1 3 2, 8 7 4 , 5 87 1 6 8 , 2 5 4 , 6 8 8 Insurance payables 3 3 , 03 4 , 1 46 – 3 3 , 03 4 , 1 46 Other liabilities 8 , 29 9 , 45 3 – 8 , 29 9 , 45 3 Unearned commissions 7 , 0 3 0 , 1 7 2 9 8 0 , 2 12 8 , 0 1 0 , 3 8 4 TOTAL LIABILITIES 3 4 9 , 7 95 , 9 6 3 252 , 1 8 2, 5 4 9 6 0 1, 97 8, 5 1 2

71 International General Insurance Holdings Limited Annual Report & Accounts 2019 31 December 2019 Less than one year U SD More than one year U SD No term U SD T o t a l U S D ASSETS Cash, bank balances and term deposits 3 1 2 , 2 1 3, 0 8 7 – – 3 1 2 , 2 1 3, 0 8 7 Insurance receivables 1 1 0 , 2 1 8 , 9 0 0 2 , 7 5 5 , 9 4 4 – 1 1 2 , 9 7 4 , 8 4 4 Investments 5 8 , 4 5 2,4 0 3 1 5 2 , 8 4 7 , 3 3 1 4 2, 4 2 2 , 22 0 2 5 3 , 7 2 1 , 9 5 4 Investments in associates – – 1 3, 0 6 1 , 6 74 1 3, 0 6 1 , 6 74 Reinsurance share of outstanding claims 8 1 , 4 1 0 , 1 4 0 9 4 , 8 0 2 , 2 8 4 – 1 7 6 , 2 1 2, 4 2 4 Reinsurance share of unearned premiums 3 0 , 2 26 , 2 8 0 3, 6 9 0 , 2 69 – 3 3 , 9 1 6, 5 4 9 Deferred excess of loss premiums 1 5 , 1 7 2 , 70 7 – – 1 5 , 1 7 2 , 707 Deferred policy acquisition costs 28, 3 6 9 , 8 2 9 1 3 , 3 4 3 ,4 6 0 – 4 1, 7 1 3 , 289 Other assets 7 , 7 54 , 2 25 – – 7 , 7 54 , 2 25 Investment properties – – 25 , 7 1 2 , 3 12 25 , 7 1 2 , 3 12 Property, premises and equipment – 1 2 , 7 34 , 8 4 2 – 1 2 , 7 34 , 8 4 2 Intangible assets – 3 , 8 8 5 ,8 9 4 – 3 , 8 8 5 ,8 9 4 TOTAL ASSETS 6 4 3 , 8 1 7 ,5 7 1 2 84 , 06 0,0 2 4 8 1 , 1 9 6 , 20 6 1 , 0 0 9 , 07 3 , 8 0 1 LIABILITIES AND EQUITY Liabilities Gross outstanding claims 1 7 2 , 2 4 3, 0 41 24 0 , 8 0 9 , 8 1 4 – 4 1 3, 0 5 2 ,85 5 Gross unearned premiums 1 5 9 , 66 0 , 4 9 7 4 6, 5 5 3, 5 32 – 20 6 , 2 1 4 ,0 2 9 Insurance payables 5 3, 5 4 3 , 73 7 – – 5 3, 5 4 3 , 73 7 Other liabilities 1 3 , 8 2 1 , 58 0 1 , 0 4 1, 7 02 – 1 4 , 86 3 , 2 82 Deferred tax liabilities 34 6 , 8 2 4 – – 34 6 , 8 2 4 Unearned commissions 7 , 5 3 1 , 1 7 8 1 ,378, 8 11 – 8 , 90 9 , 98 9 Total liabilities 4 0 7 , 1 4 6 ,8 57 28 9 , 7 8 3 ,8 5 9 – 6 9 6 , 9 3 0 , 7 16 Equity Share capital – – 1 4 3 ,3 75, 6 7 8 1 4 3 ,3 75, 6 7 8 Contributed capital – – 2 , 7 7 3, 000 2 , 7 7 3, 000 Treasury shares – – ( 2 0 , 1 0 2 , 5 0 0 ) ( 2 0 , 1 0 2 , 5 0 0 ) Foreign currency translation reserve – – ( 3 3 2 , 78 5) ( 3 3 2 , 78 5) Fair value reserve – – 4 , 27 3 , 9 1 4 4 , 27 3 , 9 1 4 Retained earnings – – 1 8 2 , 1 5 5 , 7 7 8 1 8 2 , 1 5 5 , 7 7 8 Total equity – – 3 1 2 , 1 4 3, 0 8 5 3 1 2 , 1 4 3, 0 8 5 TOTAL LIABILITIES AND EQUITY 4 0 7 , 1 4 6 ,8 57 28 9 , 7 8 3 ,8 5 9 3 1 2 , 1 4 3, 0 8 5 1 , 0 0 9 , 07 3 , 8 0 1 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 MATURITY ANALYSIS OF ASSETS AND LIABILITIES The table below shows analysis of assets and liabilities analyzed according to when they are expected to be recovered or settled:

72 International General Insurance Holdings Limited Annual Report & Accounts 2019 31 December 2018 Less than one year U SD More than one year U SD No term U SD T o t a l U S D ASSETS Cash, bank balances and term deposits 2 6 0, 0 5 9 , 5 9 5 – – 2 6 0, 0 5 9 , 5 9 5 Insurance receivables 1 0 5 , 7 6 0 , 1 42 2 , 4 8 7 , 4 8 9 – 1 0 8 ,2 4 7 , 6 3 1 Investments 5 3, 5 52 ,2 4 4 1 1 2 , 06 6 , 5 0 7 3 5 , 2 8 6, 06 0 2 0 0 , 9 0 4 , 8 11 Investments in associates – – 1 3 , 4 3 7 , 7 7 8 1 3 , 4 3 7 , 7 7 8 Reinsurance share of outstanding claims 9 2, 8 4 4 , 8 6 4 9 4 , 7 2 0 , 51 8 – 1 8 7 , 56 5 , 3 82 Reinsurance share of unearned premiums 2 9 , 77 7 , 29 3 2 , 7 8 9 , 5 5 4 – 3 2, 56 6 , 8 4 7 Deferred excess of loss premiums 1 2 , 4 4 8 , 6 7 1 – – 1 2 , 4 4 8 , 6 7 1 Deferred policy acquisition costs 2 7 , 9 4 5 , 9 6 7 8 , 4 5 7 , 8 6 4 – 3 6 , 40 3, 8 31 Deferred tax assets – 6 3 8, 8 41 – 6 3 8, 8 41 Other assets 5 , 0 6 1 , 0 5 0 – – 5 , 0 6 1 , 0 5 0 Investment properties – – 3 0, 65 5 , 2 1 4 3 0, 65 5 , 2 1 4 Property, premises and equipment – 1 2 , 2 1 6 , 9 9 7 – 1 2 , 2 1 6 , 9 9 7 Intangible assets – 2 , 9 3 5 , 7 5 0 – 2 , 9 3 5 , 7 5 0 TOTAL ASSETS 5 8 7 , 4 4 9 , 8 2 6 2 3 6 , 3 1 3,5 2 0 7 9 , 3 7 9 , 0 5 2 9 0 3 , 1 4 2 ,3 9 8 LIABILITIES AND EQUITY Liabilities Gross outstanding claims 1 6 6, 0 52 , 0 9 1 2 1 8 ,32 7 , 7 5 0 – 3 8 4 , 3 7 9 , 8 4 1 Gross unearned premiums 1 3 5 , 38 0 , 1 0 1 3 2, 8 7 4 , 5 87 – 1 6 8 , 2 5 4 , 6 8 8 Insurance payables 3 3 , 03 4 , 1 46 – – 3 3 , 03 4 , 1 46 Other liabilities 8 , 29 9 , 45 3 – – 8 , 29 9 , 45 3 Unearned commissions 7 , 0 3 0 , 1 7 2 9 8 0 , 2 12 – 8 , 0 1 0 , 3 8 4 Total liabilities 3 4 9 , 7 95 , 9 6 3 252 , 1 8 2, 5 4 9 – 6 0 1, 97 8, 5 1 2 Equity Share capital – – 1 4 3 , 3 7 5 , 6 7 8 1 4 3 , 3 7 5 , 6 7 8 Contributed capital – – 2 , 77 3 , 00 0 2 , 77 3 , 00 0 Treasury shares – – ( 1 5 , 0 5 0, 00 0) ( 1 5 , 0 5 0, 00 0) Foreign currency translation reserve – – ( 2 9 4 , 92 9 ) ( 2 9 4 , 92 9 ) Fair value reserve – – 9 5 3 , 7 0 4 9 5 3 , 7 0 4 Retained earnings – – 1 6 9 , 4 0 6 , 4 3 3 1 6 9 , 4 0 6 , 4 3 3 Total equity – – 3 0 1 , 1 6 3, 8 8 6 3 0 1 , 1 6 3, 8 8 6 TOTAL LIABILITIES AND EQUITY 3 4 9 , 7 95 , 9 6 3 252 , 1 8 2, 5 4 9 3 0 1 , 1 6 3, 8 8 6 9 0 3 , 1 4 2 ,3 9 8

73 International General Insurance Holdings Limited Annual Report & Accounts 2019 CAPITAL MANAGEMENT The Group manages its capital by ‘Enterprise Risk Management’ techniques, using a dynamic financial analysis model. The Asset Liability match is reviewed and monitored on a regular basis to maintain a strong credit rating and healthy capital adequacy ratios to support its business objectives and maximize shareholders’ value. Adjustments to capital levels are made in light of changes in market conditions and risk characteristics of the Group’s activities. Capital comprises issued share capital, additional paid in capital, treasury shares, foreign currency translation reserve, fair value reserve, and retained earnings and is measured at USD 312,143,085 as at 31 December 2019 (2018: USD 301,163,886). The capital requirements imposed on the Groups regulated entities are as follows: International General Insurance Co. Ltd. (Bermuda) The Bermuda Insurance Act 1978 and Related Regulations (the Act) requires the Company to meet a minimum solvency margin. The Company has met the minimum solvency margin requirement at 31 December 2019 and 2018. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. This ratio was met at 31 December 2019 and 2018. Under the Insurance Act, the Company is subject to capital requirements calculated using the Bermuda Solvency and Capital Requirement model (“BSCR model”), which is a standardized statutory risk - based capital model used to measure the risk associated with the Company’s assets, liabilities and premiums. Under the BSCR model, the Company’s required statutory capital and surplus is referred to as the enhanced capital requirement (“ECR”). The Company is required to calculate and submit the ECR to the BMA annually. Following receipt of the submission of the Company’s ECR, the BMA has the authority to impose additional capital requirements or capital add - ons, if it deems necessary. If an insurer fails to maintain or meet its ECR, the BMA may take various degrees of regulatory action. As at 31 December 2019 and 2018, the Company met its ECR. International General Insurance Company (UK) Ltd. The Company is authorized by the Prudential Regulation Authority and regulated by the Financial Services Authority and the Prudential Regulation Authority and is subject to insurance solvency regulations which specify the minimum amount and type of capital that must be held in addition to the insurance liabilities. Since 1 January 2016 the Company has been subject to the Solvency II regime and is required to meet a Solvency Coverage Ratio (SCR) which is calibrated to seek to ensure a 99.5% confidence of the ability to meet its obligations over a 12 - month time horizon. The Company calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are considered to be a good fit for the Company’s risk profile. The Company has met all requirements for the years 2019 and 2018. International General Insurance Company Ltd. Labuan Branch The Branch is subjected to minimum capital requirements under the Labuan Financial Services and Securities Act 2010. The Branch monitors and ensures its capital is within the minimum solvency margins requirements under the Labuan Financial Services and Securities Act 2010 at all times. If there are any, large event which will affect the Branch’s ability to maintain solvency margins requirements, the Branch will notify the head office to cash call in advance. As at 31 December 2019 and 2018, the Branch met the minimum solvency margin requirements. FAIR VALUE The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques: Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities; Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019

74 International General Insurance Holdings Limited Annual Report & Accounts 2019 31 December 2019 Level 1 U SD Level 2 U SD Level 3 U SD T o t a l U S D FVTPL 2 1 , 8 0 5,575 – – 2 1 , 8 0 5,575 Quoted equities at FVOCI 1 4 ,6 28 , 5 5 8 – – 1 4 ,6 28 , 5 5 8 Quoted bonds at FVOCI 2 0 8 ,525 , 3 6 1 – – 2 0 8 ,525 , 3 6 1 Unquoted equities at FVOCI * – – 5 , 7 9 4 , 1 8 7 5 , 7 9 4 , 1 8 7 Investment properties – – 25 , 7 1 2 , 3 12 25 , 7 1 2 , 3 12 2 4 4 , 9 5 9 , 4 9 4 – 3 1 , 50 6 , 4 9 9 2 7 6 ,4 6 5 , 9 9 3 31 December 2018 Level 1 U SD Level 2 U SD Level 3 U SD T o t a l U S D FVTPL 1 3 , 9 7 7 , 6 6 3 – – 1 3 , 9 7 7 , 6 6 3 Quoted equities at FVOCI 1 5 ,3 2 0 , 3 1 0 – – 1 5 ,3 2 0 , 3 1 0 Quoted bonds at FVOCI 1 6 2 , 1 6 1, 9 1 4 – – 1 6 2 , 1 6 1, 9 1 4 Unquoted equities at FVOCI * – – 5 , 9 8 8 , 0 8 7 5 , 9 8 8 , 0 8 7 Investment properties – – 3 0, 65 5 , 2 1 4 3 0, 65 5 , 2 1 4 1 9 1 , 4 5 9 , 8 8 7 – 3 6, 6 4 3 , 3 0 1 22 8 , 1 0 3 , 1 8 8 * Reconciliation of fair value of the unquoted equities under level 3 fair value hierarchy is as follows: 2019 USD 2018 USD Balance at the beginning of the year 5 , 9 8 8 , 0 8 7 4, 4 3 6 , 1 6 0 Total gains and (losses) recognized in OCI ( 1 9 3 , 9 0 0 ) 1 , 5 5 1, 9 2 7 Balance at the end of the year 5 , 7 9 4 , 1 8 7 5 , 9 8 8 , 0 8 7

75 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 29. EARNINGS PER SHARE Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The following table reflects the income and share data used in the basic and diluted EPS calculations: 30. SEGMENT INFORMATION The Group’s chief operating decision maker (“CODM”) is the Executive Committee, which periodically reviews financial information at the business line level. Thus, each of the business lines in which the Group operates are considered operating segments. The Group has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: 1. Specialty Long tail (comprising business lines with underwriting risks assumed in form of liability insurance and of a long - term nature with respect to related claims). 2. Specialty Short tail (comprising business lines with underwriting risks assumed in the form of property and specialty line insurance and of short - term nature with respect to related claims). 3. Reinsurance which covers the inward reinsurance treaty and is a single operating segment The Group is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) nature of products, (ii) similarities of customer base, products, underwriting processes and outward reinsurance processes, (iii) regulatory environments and (iv) distribution methods. Segment performance is evaluated based on net underwriting results and is measured consistently with the overall net underwriting results in the consolidated financial statements. The Group also has general and administrative expenses, net investment income, gain/loss on foreign exchange, other expenses/revenues and tax expense . These financial items are presented under “Corporate and Other” in the tables below as the Group does not allocate them to individual reporting segments . 2 0 19 2 0 18 2 0 17 Profit for the year attributable to the equity holders of parent (USD) 2 3, 5 6 5 ,39 9 2 5, 5 4 1 , 7 0 3 7 , 0 3 1 , 3 4 0 Weighted average number of shares during the year – basic and diluted 1 3 5 , 1 6 1 , 9 4 2 1 3 8 , 3 2 0 , 7 3 3 1 4 3 , 3 7 5, 6 7 8 Basic and diluted earnings per share 0 . 1 7 0 . 1 8 0. 0 5

76 International General Insurance Holdings Limited Annual Report & Accounts 2019 2019 S p e cia l t y Long tail USD S p e cia l t y Short tail USD Reinsurance USD Sub Total USD C o r po r a t e and Other USD T o t a l U S D Underwriting revenues Gross written premiums 1 4 2 , 5 1 5 , 3 4 7 1 8 8 , 79 0, 6 1 6 1 7 , 98 5 , 9 4 2 3 4 9 , 2 9 1 , 90 5 – 3 4 9 , 2 9 1 , 90 5 Reinsurer’s share of insurance premiums ( 2 2 , 5 4 1 , 3 8 4 ) ( 7 4 , 5 9 7 , 9 8 6 ) – ( 9 7 , 1 3 9 ,37 0 ) – ( 9 7 , 1 3 9 ,37 0 ) Net written premiums 1 1 9 , 9 7 3 , 9 6 3 1 1 4 , 1 9 2 , 6 3 0 1 7 , 98 5 , 9 4 2 25 2 , 1 5 2 , 5 3 5 – 25 2 , 1 5 2 , 5 3 5 Net change in unearned premiums ( 2 3,5 2 3 , 4 1 5) ( 1 2 , 8 3 9 , 4 49 ) ( 24 6 , 7 75) ( 3 6, 60 9 , 6 3 9 ) – ( 3 6, 60 9 , 6 3 9 ) Net premiums earned 9 6 , 4 5 0, 54 8 1 0 1 ,3 5 3 , 1 8 1 1 7 , 73 9 , 1 6 7 2 1 5, 5 4 2 ,8 9 6 – 2 1 5, 5 4 2 ,8 9 6 Underwriting deductions Net policy acquisition expenses ( 2 1 , 2 8 0 , 1 1 8 ) ( 2 1 , 1 5 9 , 3 1 9 ) ( 2 , 9 9 6, 0 0 1 ) ( 4 5 , 4 3 5 , 4 3 8 ) – ( 4 5 , 4 3 5 , 4 3 8 ) Net claims and claim adjustment expenses ( 5 8 , 79 9 , 4 7 8 ) ( 4 4 , 7 25,6 2 7 ) ( 1 4 , 53 8, 3 8 3 ) ( 1 1 8 , 0 6 3 ,4 8 8 ) – ( 1 1 8 , 0 6 3 ,4 8 8 ) Net underwriting results 1 6 ,37 0 , 952 3 5 ,4 6 8 , 23 5 2 04 , 7 83 5 2 , 0 4 3 , 9 7 0 – 5 2 , 0 4 3 , 9 7 0 General and administrative expenses – – – – ( 3 9 , 2 6 5 , 9 4 5) ( 3 9 , 2 6 5 , 9 4 5) Net investment income – – – – 1 3 ,3 7 4 , 0 76 1 3 ,3 7 4 , 0 76 Share of loss from associates – – – – ( 3 7 6 , 1 0 4 ) ( 3 7 6 , 1 0 4 ) Impairment loss on insurance receivables – – – – ( 6 28, 8 8 7 ) ( 6 28, 8 8 7 ) Other revenues – – – – 1 , 4 28 , 2 6 5 1 , 4 28 , 2 6 5 Other expenses – – – – ( 2 , 1 9 4 , 66 6 ) ( 2 , 1 9 4 , 66 6 ) Listing related expenses – – – – ( 4 , 8 3 1 , 9 7 6 ) ( 4 , 8 3 1 , 9 7 6 ) Gain on foreign exchange – – – – 5 , 7 04 , 2 4 9 5 , 7 04 , 2 4 9 Profit (loss) before tax 1 6 ,37 0 , 952 3 5 ,4 6 8 , 23 5 2 04 , 7 83 5 2 , 0 4 3 , 9 7 0 (26 , 79 0 , 9 8 8 ) 25 , 25 2 , 9 82 Income tax – – – – ( 1 , 6 8 7 , 5 8 3 ) ( 1 , 6 8 7 , 5 8 3 ) Profit for the year 1 6 ,37 0 , 952 3 5 ,4 6 8 , 23 5 2 04 , 7 83 5 2 , 0 4 3 , 9 7 0 ( 28 , 4 78 ,5 7 1 ) 2 3, 5 6 5 ,39 9 a) Segment disclosure for the Group’s consolidated operations is as follows:

77 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 2018 S p e cia l t y Long tail USD S p e cia l t y Short tail USD Reinsurance USD Sub Total USD C o r po r a t e and Other USD T o t a l U S D Underwriting revenues Gross written premiums 9 1, 9 5 9 , 6 4 4 1 9 1 , 8 3 9 , 2 8 9 1 7 , 8 1 9 , 5 5 3 3 0 1 , 6 1 8 , 4 8 6 – 301,618,486 Reinsurer’s share of insurance premiums 4 7 , 8 0 3 ( 9 8, 2 3 5, 8 9 1) – ( 9 8 , 1 8 8 , 0 8 8 ) – ( 9 8 , 1 8 8 , 0 8 8 ) Net written premiums 9 2 , 0 0 7 , 4 4 7 9 3, 6 0 3 ,39 8 1 7 , 8 1 9 , 5 5 3 2 0 3 , 4 3 0 ,39 8 – 203,430,398 Net change in unearned premiums ( 2 2 , 0 9 6 , 20 5 ) 2 , 0 0 1, 9 3 5 ( 26, 5 0 9) ( 2 0 , 1 2 0 , 7 7 9 ) – ( 2 0 , 1 2 0 , 7 7 9 ) Net premiums earned 6 9 , 9 1 1 , 242 95, 60 5 , 33 3 1 7 , 7 9 3, 0 4 4 1 8 3 ,30 9 , 6 1 9 – 183,309,619 Underwriting deductions Net policy acquisition expenses (1 6 , 1 5 0, 8 5 3 ) ( 2 2 , 7 6 2 , 4 8 9 ) ( 3, 0 5 0 , 1 8 0) ( 4 1, 9 6 3,5 2 2 ) – ( 4 1, 9 6 3,5 2 2 ) Net claims and claim adjustment expenses ( 3 7 ,30 5, 0 2 6 ) ( 3 6, 5 6 4 , 9 1 4 ) ( 1 1 , 4 1 7 , 5 6 1 ) ( 8 5 , 2 8 7 , 5 0 1 ) – ( 8 5 , 2 8 7 , 5 0 1 ) Net underwriting results 1 6 , 4 5 5 ,3 6 3 3 6 , 27 7 , 9 3 0 3 , 32 5 ,3 0 3 5 6, 0 5 8 , 5 96 – 56,058,596 General and administrative expenses – – – – ( 3 5 ,3 5 1 , 6 7 9 ) ( 3 5 ,3 5 1 , 6 7 9 ) Net investment income – – – – 1 0 , 3 1 0 , 2 9 6 10,310,296 Share of loss from associates – – – – ( 8 8 5, 6 7 3 ) ( 8 8 5, 6 7 3 ) Impairment loss on insurance receivables – – – – ( 4 72 , 1 2 4 ) ( 4 72 , 1 2 4 ) Other revenues – – – – 90 2 , 7 5 0 90 2 , 7 5 0 Other expenses – – – – (1 , 5 8 6 , 2 8 1) (1 , 5 8 6 , 2 8 1) Loss on foreign exchange – – – – ( 3 , 3 7 1, 9 41 ) ( 3 , 3 7 1, 9 41 ) Profit (loss) before tax 1 6 , 4 5 5 ,3 6 3 3 6 , 27 7 , 9 3 0 3 , 32 5 ,3 0 3 5 6, 0 5 8 , 5 96 ( 3 0 , 4 5 4 , 6 5 2 ) 25,603,944 Income tax – – – – ( 6 2, 2 41 ) ( 6 2, 2 41 ) Profit for the year 1 6 , 4 5 5 ,3 6 3 3 6 , 27 7 , 9 3 0 3 , 32 5 ,3 0 3 5 6, 0 5 8 , 5 96 ( 3 0, 5 1 6, 8 9 3 ) 25,541,703

78 International General Insurance Holdings Limited Annual Report & Accounts 2019 2017 S p e cia l t y Long tail USD S p e cia l t y Short tail USD Reinsurance USD Sub Total USD C o r po r a t e and Other USD T o t a l U S D Underwriting revenues Gross written premiums 5 9 , 4 0 5, 8 4 5 1 9 8 , 0 4 3, 8 8 6 1 7 , 6 5 2 , 4 6 0 27 5 , 1 0 2 , 1 9 1 – 27 5 , 1 0 2 , 1 9 1 Reinsurer’s share of insurance premiums ( 9 , 9 3 0, 02 0 ) ( 1 0 4, 40 4 , 73 0 ) – ( 1 1 4, 3 3 4 , 7 5 0 ) – ( 1 1 4, 3 3 4 , 7 5 0 ) Net written premiums 4 9 , 4 7 5, 8 2 5 9 3, 6 3 9 , 1 5 6 1 7 , 6 5 2 , 4 6 0 1 6 0 , 7 6 7 , 4 4 1 – 1 6 0 , 7 6 7 , 4 4 1 Net change in unearned premiums ( 1 1 , 1 26 , 46 8 ) ( 2 , 3 2 9 , 0 1 2) ( 57 9 , 1 7 7) ( 1 4 , 03 4 , 6 57) – ( 1 4 , 03 4 , 6 57) Net premiums earned 3 8 , 3 4 9 ,3 5 7 9 1 , 3 1 0 , 1 4 4 1 7 , 0 7 3 , 2 8 3 1 4 6 , 7 32 , 7 8 4 – 1 4 6 , 7 32 , 7 8 4 Underwriting deductions Net policy acquisition expenses ( 1 0, 6 9 2,2 5 4 ) ( 2 2 , 9 2 3, 0 0 9 ) ( 2 , 6 1 6 , 4 4 7) ( 3 6 , 2 3 1 , 7 1 0) – ( 3 6 , 2 3 1 , 7 1 0) Net claims and claim adjustment expenses ( 1 4, 3 4 4 , 99 0 ) ( 6 0 , 4 8 6 , 7 8 8 ) (1 2 , 09 8 , 7 5 9 ) ( 8 6 , 9 3 0, 5 3 7) – ( 8 6 , 9 3 0, 5 3 7) Net underwriting results 1 3 , 3 1 2 ,1 13 7 , 9 0 0 , 3 4 7 2 ,3 5 8 , 0 7 7 2 3, 57 0, 5 3 7 – 2 3, 57 0, 5 3 7 General and administrative expenses – – – – ( 3 0 , 90 2 , 6 0 4 ) ( 3 0 , 90 2 , 6 0 4 ) Net investment income – – – – 1 2 , 5 6 4 , 8 4 2 1 2 , 5 6 4 , 8 4 2 Share of loss from associates – – – – 99 2, 2 1 8 99 2, 2 1 8 Impairment loss on insurance receivables – – – – (1 , 2 1 4, 4 5 6 ) (1 , 2 1 4, 4 5 6 ) Other revenues – – – – 85 6, 5 4 0 85 6, 5 4 0 Other expenses – – – – (1 , 4 6 6, 0 4 2) (1 , 4 6 6, 0 4 2) Gain on foreign exchange – – – – 2 , 6 1 5, 88 3 2 , 6 1 5, 88 3 Profit (loss) before tax 1 3 , 3 1 2 ,1 13 7 , 9 0 0 , 3 4 7 2 ,3 5 8 , 0 7 7 2 3, 57 0, 5 3 7 (1 6, 5 5 3, 6 1 9 ) 7 , 0 1 6 , 9 1 8 Income tax – – – – 1 4,42 2 1 4,42 2 Profit for the year 1 3 , 3 1 2 ,1 13 7 , 9 0 0 , 3 4 7 2 ,3 5 8 , 0 7 7 2 3, 57 0, 5 3 7 (1 6, 5 3 9 , 1 9 7) 7 , 0 3 1 , 3 4 0

79 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued At 31 December 2019 b) Non – current operating assets information by geography for years ended 31 December 2019 and 2018 are as follows: 2019 USD 2018 USD Middle East 4 0, 5 8 1 , 0 5 3 4 5 , 33 3 , 4 46 North Africa 25, 0 9 3 6 5 , 7 15 UK 1 ,6 2 2 , 2 3 6 4 0 6 , 2 62 Asia 1 04 , 666 2, 5 3 8 4 2 , 33 3, 04 8 4 5, 8 0 7 , 9 61 Non - current assets for this purpose consist of property, plant and equipment, investment properties and intangible assets. 31. SUBSEQUENT EVENTS On 30 January 2020, the World Health Organization declared the outbreak of coronavirus (“COVID - 19”) to be a public health emergency of international concern. COVID - 19 is considered to be a non - adjusting post balance sheet event and as such no adjustments have been made to the valuation of assets and liabilities as at 31 December 2019. As at 31 March 2020, the Group had experienced falls in equity values and credit spread widening on its bond portfolio, the impact of which has reduced the Group’s solvency, but which remains well within the Group’s capital management policy. For further discussion concerning the management’s assessment of COVID - 19 impact on the Group refer to note 2. On 17 March 2020, the definitive business combination agreement between the Group and Tiberius Acquisition Corporation (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective. As a result of the completion of the Business Combination, International General Insurance Holdings Ltd., Bermuda (“IGI Holdings”) became a new public company listed on the Nasdaq Capital Market under the symbol “IGIC” and owned by the former stockholders of Tiberius and the former shareholders of the Group and each of the Group and Tiberius became subsidiaries of International General Insurance Holdings Ltd. (Bermuda).. There have been no other material events between 31 December 2019 and the date of this report which are required to be disclosed.

80 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES At 31 December 2019

81 International General Insurance Holdings Limited Annual Report & Accounts 2019 NOTES At 31 December 2019

S HA R E HOL DER INFORMATION REGISTERED ADDRESS Clarendon House 2 Church Street Hamilton HM 11 Bermuda INVESTOR RELATIONS Contact: Robin Sidders Head of Investor Relations T: +44 (0) 20 7220 0100 E: robin.sidders@iginsure.com Independent Registered Public Accounting Firm Ernst & Young LLP 1 More London Place London SE1 2AF Transfer Agent Continental Stock Transfer & Trust Company 1 State Street New York, New York 10004 - 1561 MARKET INFORMATION The common shares and warrants for International General Insurance Holdings Ltd. are listed on the Nasdaq Capital Market under the symbols IGIC and IGICW respectively. ADDITIONAL INFORMATION Copies of IGI’s Annual Report, Forms 20 - F, or other reports filed or furnished with the Securities and Exchange Commission, are available on the Company website at www.iginsure.com, or can be mailed by requesting a hard copy from the Head of Investor Relations at robin.sidders@iginsure.com. For more information visit: www.iginsure.com/investors

IGINSURE.COM